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          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                           ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 5

                         MARKETING WORLDWIDE CORPORATION

                 (Name of Small Business Issuer in its charter)


           Delaware                                            68-0566295
--------------------------------------------------------------------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)


                   2212 GRAND COMMERCE DRIVE, HOWELL, MI 48855
                   -------------------------------------------
               (Address of principal executive office) (Zip Code)

                    ISSUER'S TELEPHONE NUMBER: (517) 540-0045

           Securities to be registered under Section 12(g) of the Act:
           -----------------------------------------------------------

                          $.001 par value common stock
                                (Title of class)





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                                     INDEX

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS                                               1

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION            10

ITEM 3. DESCRIPTION OF PROPERTY                                              20

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT       21

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS         22

ITEM 6. EXECUTIVE COMPENSATION                                               23

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                       24

ITEM 8. DESCRIPTION OF SECURITIES                                            25

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS                                 27

ITEM 2. LEGAL PROCEEDINGS                                                    27

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                        28

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                              28

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                            29

                                    PART F/S

                                    PART III

ITEM 1. INDEX TO EXHIBITS                                                    30

ITEM 2. DESCRIPTION OF EXHIBITS                                              31

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Marketing Worldwide Corporation ("MWW" or the "Company") is a small business issuer that operates in a niche of the supply chain for new passenger automobiles in the United States and Canada. MWW's major customers buy accessory programs for installation on new Toyota and Lexus automobiles. An accessory program refers to the complete package of goods and services related to a single accessory for a particular type of vehicle. For example, MWW's first program, in 1999, was an agreement with South East Toyota Distributors, Inc. ("SET") to design, manufacture, and deliver to SET's port processing center rear deck spoilers for the Toyota Camry. SET is an independently owned company that distributes Toyota and Lexus automobiles in the Southeastern United States. During the year ended September 30, 2004, MWW sold 16 programs, primarily for Toyota vehicles, to three major customers, South East Toyota (SET), Gulf States Toyota, Inc. ("GST") and Toyota Canada, Inc. ("TCI"). These three customers represented 94% of MWW's revenue during fiscal 2004. MWW does not have worldwide operations as its name may imply and does not have any material agreements with Toyota Motor Corporation of Japan as may be implied by its dealings with SET, GST or TCI.

MWW is a so called "Direct-To-Port Provider", a full service, designer, manufacturer and wholesale supplier of original equipment manufacturer components in the automotive accessory aftermarket. The term aftermarket refers to the market for parts and accessories used for the enhancement of a vehicle purchase or the vehicle's upkeep. The word accessory used in this context refers to something nonessential, but desirable because the item contributes to an effect or result for the vehicle or its driver. MWW calls itself a wholesale supplier of original equipment manufacturer components in the automotive aftermarket accessories because it acquires and markets items produced by others that are nonessential enhancements to the actual function of a vehicle, but the items are nonetheless desirable because the item contributes to an effect sought by the customer.

For some of its accessory programs, MWW orders equipment made by other companies and repackages the equipment for sale to its customers. For other accessory programs, MWW integrates several components from various suppliers into complete accessory systems for its customers. While on other accessory programs, MWW's role might be to suggest new designs or new products for automotive aftermarket accessories, then MWW takes those designs to various suppliers to determine if the products can be manufactured to the required specifications, next, MWW takes the prototypes to the vehicle manufacturer and MWW's customers to solicit product approval and purchase orders.

MWW provides foreign and domestic automobile manufacturers and independently owned port and vehicle processing centers in the United States and Canada with MWW's accessory programs directly at the port locations, without the use of an intermediary or wholesaler.

At the instruction of MWW, the processing centers' technical teams install MWW's accessory products on new automobiles at the port or vehicle processing centers, as soon as the newly built vehicles arrive at the port or vehicle processing center from the foreign or domestic automobile manufacturers. Next, the fully accessorized automobiles are delivered into the domestic car dealer distribution system throughout the continental United States and Canada.


MWW intends to grow its business operations in future periods by selling accessory programs for other global automobile brands besides Toyota and Lexus. MWW has established initial relationships with several major foreign and domestic automobile manufacturers, such as KIA, Nissan and Subaru and yet currently delivers the majority of its products and services to three large North American and Canadian vehicle processing centers. The three facilities are owned by South East Toyota Distributors, Inc., Gulf States Toyota, Inc. and Toyota Canada, Inc.

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MWW develops, manufactures and sells aftermarket original equipment automotive accessory products. These proprietary products are created via the design, sales and development infrastructure owned, managed and controlled by MWW. Individual products are produced at MWW's request by MWW's suppliers. MWW owns the product designs and knowledge derived from the processes. MWW does not have any copyrights or patents. MWW's product designs are protected only with confidentiality and non-disclosure agreements. The MWW suppliers have a stake in the development process because they will get purchase orders and cash for filling the purchase orders when the designs and products are adopted/purchased by MWW's customers.

MWW regards itself as a manufacturer, but MWW's definition of manufacturing does not focus on the traditional process of owning the factory that turns raw materials into components or finished products. Instead, MWW regards manufacturing as a system designed to perform the activities required to deliver the end-product to the customer and meet the customer's needs, from design to finance to production to sales and marketing to after-sales service. MWW manages its own supply chain or "virtual network" of relationships so that MWW's goods can be incorporated into other firms' global supply chains. Notably, MWW does not have a direct contractual relationship with Toyota Motor Corporation, who manufacturers the automobiles, but MWW's products are sold to SET, GST and TCI, who distribute Toyota and Lexus automobiles, and want to coordinate the delivery of MWW's programs to coincide with the arrival of new vehicles to the port or vehicle processing centers. As such, SET, GST and TCI demand that MWW and its suppliers meet the quality standards of Toyota Motor Corporation while simultaneously sharing advance product information that allows MWW to design accessories for each new body style introduced by Toyota Motor Corporation.

MWW's suppliers are a close working group comprised of tool makers, molders and paint facilities. The MWW suppliers are a group of independently owned companies that MWW uses to meet the requirements of its customers. The specific outside vendors used by MWW will depend upon requirements of MWW's customers. MWW's suppliers have included: AWA AISIN, a Toyota Motor Corporation certified supplier that provides MWW with original equipment manufacturer quality components and materials; Borla Performance, that provides MWW with original equipment manufacturer quality stainless steel performance exhaust systems; Pinnacle Plastics, a Ohio based blow molder that provides MWW with blow molded plastic items; Toyota Team Europe, a subsidiary of Toyota Motor Corporation that provides MWW with various accessory components; WET/NCC , that provides MWW with carbon fiber seat heating systems ; Colortek, that provides MWW with painting services that conform to the automotive industry quality standards; Cars and Concepts/Nolden, that provides MWW with WET/NCC seat heaters; and Hella, Inc., that provides MWW with electronic parts and lighting assemblies. MWW believes that its relationship with each vendor is good. There are no long term written agreements between MWW and any of its suppliers that contain all of the terms and conditions of the agreement. Instead, MWW and its suppliers are each familiar with the global automotive standards of various manufacturers, such as Toyota and Lexus, and can, therefore, exchange purchase orders and make payments to each other through electronic data exchange, facsimile, and telephone calls.

At the instruction and with the supervision of MWW, each supplier executes a different stage of the manufacturing process for MWW's final product. MWW selects, retains, and compensates these individual firms and coordinates the scheduling and is responsible to its customers (the vehicle processing centers) for the final work product, its timely delivery, the supplying of installation instructions, training of technical personnel and execution of warranty services. The MWW suppliers are typically certified by the International Standards Organization ("ISO") with the ISO 9000 certification. [ISO 9000 certification refers to the objectively measurable set of quality management standards and guidelines that form the basis for establishing quality management systems adopted by the ISO. The ISO is a non-governmental organization comprised of the national standards institutes of 146 countries.] MWW controls manufacturing and its employees are involved in all aspects of the process. MWW exerts control over its suppliers through new purchase orders, repeat orders and payment policies. Each supplier has a stake in the overall success of each product because the vendors get purchase orders and payment for filling the orders and requests for additional products and services if MWW's products and services are adopted/purchased by MWW's customers.


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MWW and its suppliers agree that the product designs and knowledge derived from these activities belongs to MWW. MWW controls the intellectual property rights from product inception and design to the final manufactured product with non-disclosure and confidentiality agreements. At present, the majority of MWW's products and services are designed for new Toyota and Lexus automobiles. Typical MWW products and services include spoilers, exhaust systems, comprehensive technical training, and warranty services. MWW does not have long-term written agreements with its key customers or its key suppliers that specify all of the terms and conditions of their relationship. Instead, MWW and its key customers and key suppliers are each individually approved and/or certified by various global automotive manufacturing companies or international standards organizations, such as the ISO, as to product and service quality. MWW and its key customers and key suppliers exchange purchase orders to complete the numerous individual tasks that occur as MWW orchestrates the process that performs the activities required to deliver the end product to its customer and meet its customer's needs. This process covers design to finance to production to sales and marketing to after-sales service.


THE COMPANY

Marketing Worldwide Corporation, a Delaware corporation ("MWW" or the "Company"), was incorporated on July 21, 2003. Effective October 1, 2003, MWW acquired 100% of the membership interests of Marketing Worldwide LLC; a Michigan limited liability company ("MWWLLC"), under a Purchase Agreement between MWW and the owners of MWWLLC. At closing, MWWLLC became a wholly owned subsidiary of MWW. MWWLLC's predecessor was organized on October 27, 1997 in the state of Florida as Marketing Worldwide, Ltd., a Florida limited partnership ("MWWLP"). On December 27, 2001, MWWLLP merged into MWWLLC. MWWLP refers to Marketing Worldwide Ltd., a Florida limited partnership, organized on October 27, 1997. Marketing Worldwide, Inc., a Florida corporation, was the corporate general partner of MWWLP. MWWLP had limited operations until August 1998. MWWLLC refers to Marketing Worldwide, LLC, a Michigan limited liability company, organized on December 27, 2001. The same day MWWLLC was organized, it merged with MWWLP. The merger between MWWLP and MWWLLC represented a change in the form of legal organization (limited partnership to limited liability company) and change in legal domicile (Florida to Michigan). The business operations of each predecessor involved the sale of automotive accessories and supplies.

PRINCIPAL PRODUCTS AND SERVICES

The vehicle processing centers submit purchase orders to MWW for the delivery of accessories programs for specific types of vehicles, so they can deliver a continuous stream of fully accessorized vehicles to retail showrooms across the entire U.S. and Canada. An accessory program refers to the complete package of products and services related to a single accessory for a particular type of vehicle. MWW expects to increase its revenues by selling the processing centers additional products and services. In addition to its products, MWW provides the technical training to install the accessories at the facility. Moreover, MWW continues to develop new products to meet the changing demands of consumers and accommodate the changing body and model styles/equipment supplied by the manufacturer. MWW's products and services allow the retail car buyer to purchase a fully accessorized automobile in the dealer showroom. MWW business model empowers the customer to make the selection of various accessories (sold by MWW) later in the production cycle to market for the vehicle and actually reduces the final production cost of the vehicle. The principal products sold during the last two fiscal years include Automotive Body Components such as:

* Rear Deck Spoilers
* Running Boards
* Front Grills
* Stainless Steel Exhaust Systems
* Side skirts or front ends
* Carbon Fiber Seat Heater Systems
* Lights and Fixtures

MWW currently delivers 16 accessory programs, focused on Toyota and Lexus brands to the processing centers. These programs generate the majority of MWW's revenue. An accessory program refers to the complete package of goods and services related to a single accessory for a single vehicle sold by MWW to its customer. For example, MWW currently sells the Toyota Camry spoiler program to all three of its major customers, South East Toyota, Gulf States Toyota and Toyota Canada, Inc. The spoiler program delivers training at each port processing/installation facility, complete written instructions and installation templates, installation tools, and a spoiler for installation on each Avalon covered by the program.

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Three Lexus programs are in the design phase following presentations to Lexus.
One custom exhaust system has been approved by Lexus, but MWW has not yet received any purchase orders In future periods, management hopes to expand MWW's business operations to include the sale of programs to new customers. Further, once a program has been developed, MWW may be able to sell the accessories, components, products and services in the general aftermarket.

MWW's  current programs consist of the following.

South                   Gulf States       Toyota
East Toyota             Toyota            Canada, Inc.               Webasto
--------------------------------------------------------------------------------
Avalon Spoiler          Avalon Spoiler    Avalon Spoiler             Seat heater
Sienna Spoiler          Matrix Spoiler    Sienna Spoiler
Rav4 Spoiler            Rav4 Spoiler      Rav4 Spoiler
4Runner Spoiler         4Runner Spoiler   4Runner Spoiler
Camry Spoiler           Camry Spoiler     Camry Spoiler
Corolla Spoiler         Corolla Spoiler   Corolla Spoiler
Scion Body Package                        Echo Lip Spoiler
Matrix Tip                                Rav4 Exhaust System
Tundra Exhaust System                     Tundra Exhaust System
Sequoia Exhaust System                    Sequoia Exhaust System
Tacoma Exhaust System                     Tacoma Exhaust System
Matrix Exhaust System                     Highlander Exhaust System
4Runner Exhaust System                    4Runner Exhaust System
Scion Exhaust                             Echo Exhaust Tip
                                          Echo Exhaust System
                                          Camry Exhaust System
                                          Corolla Exhaust System
                                          Echo HB Exhaust


NEW PROGRAMS DEVELOPED

During fiscal 2004, MWW developed and launched a number of new products. These included five specifically designed stainless steel exhaust systems, two vehicle body packages and two components for delivery to Toyota Canada, Inc. for direct on-line installation on the Toyota Matrix.

The initial direct to the plant program or Toyota Matrix program is the first on-line production supply program for MWW. The Toyota Matrix program marks the beginning of MWW's efforts to expand its supply of components beyond the port or vehicle processing facilities directly to the Production Plants. MWW is currently supplying two components for this vehicle and the Toyota Matrix program will run through July of 2006. Currently volumes on the Toyota Matrix program are exceeding original forecast.

Other programs launched during the year were the Scion XB body package, comprising of three component packages. The Echo HB special vehicle package was launched for the Canadian market as a prelude to the 2006 model program. Three exhaust systems were launched during 2004 and are expected to continue for the next three years.

PRODUCTS IN DEVELOPMENT

During the last half of 2004, MWW increased its product development efforts consistent with its plan of operation. MWW designed several new components based upon its own design concepts. Following our initial review with the customers, we were approved to commence to the next level of development. Two of MWW's new product ideas were approved by its customers and MWW has started production. The remaining five new product ideas have been prototyped and computer aided design data was created following our customer's first phase review approval.

A rear high mount spoiler was developed in conjunction with AWA Aisin and approved for production for the Toyota Avalon by our customers with a launch date of April 2005. This is a new vehicle and the program is scheduled to run through the year 2010.

The second new product developed was for a new customer, Subaru. The component was designed for the Subaru Legacy. Following review of the prototype, we were requested to fast track the component for a second Subaru Port management review in early January. Another new product, stainless steel door sills has been developed for KIA Motors USA and the first purchase orders have been received.

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Two new development projects were for exhaust systems for the Toyota Scion TC and the Tacoma. Both were developed for the customer on request. Both exhaust systems have already been prototyped, reviewed and approved for production. The Scion TC launched in September 2004 and the Tacoma exhaust system launched in March 2005.

In addition to its internal development programs, MWW is in various stages of joint program development on a number of new programs with three other suppliers. These development efforts were undertaken to expand our product offering and customer base, while reducing our development costs. The new product designs are not vehicle specific and would allow for easy installation on almost any vehicle.


MWW has also begun with the development, implementation and testing of its B2B internet logistics platform and e-commerce site (www.marketingworldwide.us) that will sell MWW products on line, support customer training, and provide password protected access for selected customers to installation manuals and documents for testing standardization and accuracy across the installation process. The website will accommodate product and installation information requests as well as eventually the convenient and secure exchange of mission critical data, such as purchase order placing and real time tracking online. Currently, access to the site requires a password. The development and implementation phase of the B2B site has been completed and the site is currently in the final review stages. No additional development will be needed and no additional funds are required before final publication of the site. At present, the public does not have access to the site. . MWW plans to make the e-commerce section of the site available to the public commencing after September 1, 2005, after testing of the site has been completed.


THE MARKET

The automobile accessory market is highly fragmented and not dominated by a few large participants. Meanwhile, the market for automobile manufacturing is capital intensive and dominated by a limited number of large global participants. Due to competitive pressures among vehicle manufacturers, many automobile manufacturers have created option packages that are referred to as "port installed" or "dealer installed" option packages. The option packages are installed at the domestic port processing centers and not during the initial manufacturing process at the manufacturer's assembly line

The port processing centers are owned by the manufacturer or independent third parties and focus on distributing accessorized automobiles into the retail dealership network. These processing centers do not have the capacity or desire to design and manufacture add-on components. Instead they have trained employees and are equipped to install virtually any accessory supplied to them. With MWW's components, parts, training, installation instructions and templates, any vehicle can be fully accessorized before it goes into the retail dealer distribution network.

Vehicle manufacturers and their distributors utilize suppliers such as MWW to propose, design, manufacture and deliver the products that are in demand by automobile buyers. The processing centers operate under quality control programs similar or equal to the manufacturer's on-line production facilities. Therefore, process stability, quality control issues and other related procedures are a crucial component of a successful relationship with the processing centers. MWW does not have long-term written agreements with its key customers or its key suppliers that specify all of the terms and conditions of their relationship. Instead, MWW and its key customers and key suppliers are each individually approved and/or certified by various global automotive manufacturing companies or international standards organizations, such as the ISO, as to product and service quality. MWW and its key customers and key suppliers exchange purchase orders to complete the numerous individual tasks that occur as MWW orchestrates the process that performs the activities required to deliver the end product to its customer and meet its customer's needs. This process covers design to finance to production to sales and marketing to after-sales service.


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MWW's operations involve the design, tooling, manufacturing/assembly, sale and delivery of accessories to the port or vehicle processing centers. MWW supplies accessory products directly to the automobile processing centers at their U.S. entry ports and in Canada, for installation as either Port Installed Options or Dealer Installed Options programs. Port Installed Options refer to vehicle accessories that are installed at the port processing centers as opposed to options or accessories that are installed at the time the vehicle is assembled at the manufacturing facility. Dealer Installed Options refer to vehicle accessories that are installed at the dealer location as opposed to options or accessories that are installed at the time the vehicle is assembled at the manufacturing facility or at the port facility. The company (person) that will market that particular vehicle into the dealer network is responsible for requesting, approving, and ultimately paying for the accessories. MWW also provides a limited number of components for regular aftermarket usage. MWW provides services, primarily training programs for processing center employees concerning installation, logistics training, quality assurance, testing procedures and warranty work, to support specific MWW products, programs and other needs for its core clients at the processing centers.

MAJOR CUSTOMERS

MWW's major customers in the U.S. are the large independently owned Toyota ports South East Toyota Distributors, Inc. ("SET") and Gulf States Toyota, Inc. ("GST") In Canada, MWW's major customer is Toyota Canada, Inc. (TCI). Other clients include Webasto Roof Systems, a domestic and international manufacturer of original equipment and after market roof systems and distributor of select automotive accessories, several large accessory dealers groups and miscellaneous selected accounts in Europe. For the year ended September 2004, MWW was dependent upon three (3) customers for 94% of its revenue and 89% of its accounts receivable at September 30, 2004 were due from three (3) customers. For the year ended September 30, 2003, MWW was dependent upon three customers for 95% of its revenue and 95% of its accounts receivable at September 30, 2003 were due from three customers.

MWW devotes significant attention to its major customers and is seeking to develop relationships with additional customers, so that it will decrease its dependency on only a few major customers. For the year ended September 30, 2004, SET, GST, TCI, Webasto, and FAS represented 55%, 28%, 11%, 5%, and 1% of MWW's total revenue, respectively For the year ended September 30, 2003, SET, GST, TCI, Webasto, and FAS represented 57%, 24%, 13%, 3%, and 1% of MWW's total revenue, respectively.

RESEARCH & DEVELOPMENT

MWW believes that its future performance will depend in large part on its ability to maintain and enhance its current product lines, develop new products, maintain technological competitiveness, meet demands from customer requirements and acquire new customers.

Each major program (i.e. a running board, rear deck spoiler or bumper guard) requires approximately $100,000-200,000 for product development, including R&D, initial design and support investment. This amount includes design, development, tooling and initial inventory for at least one to two (1-2) months. Total research and development costs charged to income were $79,792 and $108,551 for the years ended September 30, 2004 and 2003, respectively.

The development phase of a new program starts between six to twelve (6-12) months before the model launch date of the car model for which they are being designed. This development phase consists of six major phases broken down into multiple sub steps:

OPPORTUNITIES / NEEDS / ISSUES REVIEW

MWW reviews new vehicle models or their provided advance data as requested by the customer or as suggested by MWW.

COMPONENT DESIGN / MODEL REVIEW

MWW creates designs in response to the conducted review and creates a prototype model based on these research results.

CUSTOMER ACCEPTANCE

The customer reviews the model, pricing, delivery timing and the program is approved and POs are being issued.

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TOOLING

MWW designs and builds the production tool, assembly and processing fixtures.

PRODUCTION / ASSEMBLY PACKAGING

Production parts are verified to design, quality controlled, assembled and packaged to customer specifications.

DELIVERY TO SCHEDULE

Product is delivered as scheduled; first installations are made with the assistance of MWW representative at the port location to assure a quality launch

NEW PROGRAMS LAUNCH

MWW utilizes two different approaches for launching a new program.

1. A customer will inquire with MWW, to learn if concepts or components for a new car model currently in production or in the planning stages by an automobile manufacturer have already been developed by MWW. Based on this initial interest and on a further provisional commitment by the customer, MWW will obtain all necessary model data from the manufacturer and commence with the design and manufacturing of the new program.

2. MWW independently will determine the feasibility and the revenue potential of a new program and present its concept to the potential customer. After determining the customer's interest and subsequent commitment, MWW will begin with the development of the new program

The program development process entails the following steps:

* Determine program revenue/profit potential
* Solicit volume estimate from customer
* Model data is obtained and design concepts are developed
* Set Launch date
* Proposal including pricing is submitted to the customer
* On customer approval a prototype is built
* Review date for customer component approval
* PO issued
* Manufacturing process begins

CUSTOMER SERVICE AND SUPPORT

MWW devotes substantial resources to providing customers with technical support, customer education, and installation training. The Company believes that a high level of customer service and support is critical to the adoption of its new programs.

TECHNICAL SUPPORT

Technical support for MWW's products is provided through both field and corporate-based technical advisors. MWW provides customers with installation tools, templates and manuals. MWW is planning to utilize its web site to allow easy access to this information via password protected areas.

PRODUCT WARRANTIES


The Company generally warrants its products to be free from material defects and to conform to material specifications for a period of three (3) years. The cost of replacing defective products and product returns have been immaterial and within management's expectations. In the future, when the company deems warranty reserves are appropriate that such costs will be accrued to reflect anticipated warranty costs.


MWW suppliers provide warranties for each product manufactured covering manufacturing defects for the same period that MWW offers to its customers. Therefore, a majority of the claims made under product warranties by MWW's customers are covered by our supplier partners and sub-suppliers.


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TECHNOLOGY

PORTABLE DIGITIZING SYSTEM

In order to produce its products and at the same time expedite the design and development, MWW tries to always use the latest in digital recognition and design technology. Digital recognition refers to the use of up to date digital (versus photographic or analog) imaging equipment to capture data for manipulation using computer aided design (CAD) programs to assist the process. MWW uses portable equipment to obtain surface and/or component data acceptable for CAD, either in the field or at the processing center's location. This allows MWW to create highly accurate full-scale parts that can be used for development, presentations and sales and marketing, should the CAD data for a particular vehicle not be available in advance.

COMPUTER AIDED PHOTOGRAPHY

Utilizing computer generated concept design; MWW has been able to shorten the time period from concept to presentation by as much as sixty percent (60%), compared to traditional design methods. This design technique allows for rapid response to specification changes and the generation of photo quality montages of the component seemingly mounted on an actual vehicle for optimum presentation effect.

CAD - COMPUTER AIDED DESIGN

MWW uses CAD data as it is being made available by the automobile manufacturer or by MWW's marketing partner to generate surface data, fastening locations, verify dimensions and develop the actual component and required tooling.

TOOLING

MWW uses aluminum or steel tools to produce its vehicle body components. These tools allow high reproduction volume by MWW's manufacturers while maintaining the quality of the component produced. This tool typically does not need replacement through the entire component production life cycle and requires little or no maintenance.

BLOW MOLDING

A process to manufacture plastic parts from a mold, the Blow Molding Process allows for the production of lightweight, stable and uniformly dimensioned plastic components with a smooth and paintable surface, allowing the utilization of a range of different materials to meet the applied ISO quality standards.

PAINT

MWW uses several paint facilities, which are certified for automotive refinishing paint applications and systems. Parts are painted using a multiple step process, baked and cured to assure the required original equipment quality finish.

SOURCING

All MWW contract suppliers and production facilities are original equipment manufacturer approved and certified by the International Standards Organization ("ISO") with the ISO 9000 certification. ISO 9000 certification refers to the objectively measurable set of quality management standards and guidelines that form the basis for establishing quality management systems adopted by the ISO. The ISO is a non-governmental organization comprised of the national standards institutes of 146 countries. The facilities have been strategically selected to minimize transportation cost and logistics. Suppliers are required to participate in quality assurance audits and submit the appropriate documentation for the components it processes for MWW.

DESIGN SERVICES

MWW employs special design and engineering services that are carefully selected and qualified full service providers to complement the in-house design staff.

The selected entities are highly regarded throughout the industry with a twenty
(20) year record of accomplishment in the development of automotive accessories. MWW has been working with the same designers and firms since inception.


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SUPPLIERS

MWW has established relationships with a group of global suppliers that deliver quality materials for the production of add-on components to MWW. However, MWW depends upon three major suppliers, AWA Aisin, Borla Performance and WET/NCC. MWW devotes significant attention to these three relationships. MWW believes there are numerous sources for the raw materials used in its products. For the year ended September 30, 2004, MWW made 89% of its purchases from three suppliers and at September 30, 2004, 57% of MWW's accounts payable were due to three suppliers. For the year ended September 30, 2003, MWW made 79% of its purchases from two suppliers and at September 30, 2003, 49% of MWW's accounts payable were due to two suppliers.

AWA AISIN (ASIAN WORLD CORPORATION)

AWA/Aisin is located in Japan and partially owned by the Toyota Corporation. AWA/Aisin is a Tier-1 supplier to Toyota and other third party global automobile manufacturers. Based on this close relationship, Aisin provides MWW with components and material that are original equipment manufacturer quality and provided by a Toyota certified supplier. Many of the programs that MWW sells in the United States are MWW designed variations of factory-supplied parts. Aisin also manufactures raw parts and finished goods to MWW specific design and manufacturing instructions. For fiscal 2004, 52% of MWW's revenue was attributable to products supplied by this supplier.


BORLA PERFORMANCE

Headquartered in California with locations in Europe, Borla is one of the top two suppliers for original equipment manufacturer grade specialized stainless steel performance exhaust systems and a longstanding supplier for MWW. For fiscal 2004, 15% of MWW's revenue was attributable to products supplied by this supplier.


PINNACLE PLASTICS

An Ohio based Blow Molder and an original equipment manufacturer approved supplier among others for Honda, Ford Motor Company and MWW. For fiscal 2004, 7% of MWW's revenue was attributable to products supplied by this supplier.

TTE TOYOTA TEAM EUROPE

TTE is wholly owned by Toyota Motor Corporation and produces accessory components for Toyota and Lexus vehicles worldwide. TTE also services the Toyota racing program. TTE is currently exploring possibilities for common product development and marketing with MWW, but no terms have been incorporated into a binding written agreement.

WET/NCC

One of the leading original equipment manufacturers for carbon fiber seat heating systems. For fiscal 2004, 16% of MWW's revenue was attributable to products supplied by this supplier.


COLORTEK

This firm is a Class A automotive paint facility and supplier of paint technology systems and paints. It provides high quality paint jobs for Ford, General Motors, Chrysler and MWW products. The firm is ISO 9000 certified. For fiscal 2004, 7% of MWW's revenue was attributable to products supplied by this supplier.


CARS AND CONCEPTS / NOLDEN

German based company supplying WET/NCC seat heaters.

HELLA, INC.

One of the largest suppliers for light assemblies and other electronic parts in the world.

COMPETITION

The general aftermarket automotive industry is highly competitive. In MWW's market niche, defined as selling directly to the port processing center, competition is limited and is occasionally represented by smaller divisions of larger companies. MWW competes for a share of the overall automotive aftermarket and potential new customers. In general, competition is based on proprietary product design capabilities and product quality, features, post-sale support, price and satisfactory after sale support. MWW's competitors include companies that offer a broad range of products and services, such as urethane molded parts, running boards, ground effects, and design.

The failure to enhance existing products and customer relationships, develop and/or acquire new products or expand our ability to acquire new customers could have a material adverse effect on our business, financial condition and results of operations.

MAIN COMPETITORS

Foam Molders
Specializes in Urethane and ABS plastic components. Foam Molders currently offers only a limited spoiler programs at the port processing facilities. Foam Molders is a private company and does not release financial information.

Fibernetics
Fibernetics, a former competitor, appears to have ceased operations.

COMPETITIVE ADVANTAGES

MWW believes that its competitive edge lies in the strategic positioning of MWW as a partner for its clients and not simply another supplier. It consequently focuses on the careful cultivation of these long-standing relationships, in contrast to simply selling products to anonymous customers. By making sure, those customers are and will remain satisfied clients; MWW is not only stabilizing and growing its client roster and assuring revenue growth, but also simultaneously building and maintaining barriers of entry for competitors. MWW spent many years cultivating the relationships that led to becoming a credible supply partner in the global supply chain for Toyota and Lexus vehicles. As part of the process, MWW built a strong commercial relationship with AWA Aisin that assists MWW in the design of products for new Toyota and Lexus vehicle models. With this information, MWW can prepare programs for its customers that correspond to the 3-5 year life cycles of each vehicle model. Moreover, if MWW can manage its supplier and customer relationships effectively, it is creating reasonable barriers of entry for competitors, which might make it more difficult to persuade MWW's customers to switch to their goods and services. However, there can be no reasonable assurance that MWW will be able to maintain or expand its customer relationships.

PROPRIETARY RIGHTS


MWW relies on existing trade secret laws, if any, and confidentiality and nondisclosure agreements with its suppliers to protect the proprietary rights in the design of its products and in the products itself. However, MWW has not taken steps to seek copyright protection for its designs or patents for any of its processes. Further, it may be possible for third parties to develop similar products independently, provided they have not violated any contractual agreements or applicable intellectual property laws.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with our financial statements. Such discussion represents only the best present assessment from our Management.

GENERAL OVERVIEW

The Company is a manufacturer of aftermarket original equipment ("OE") accessory parts for automobiles and light trucks in North America.

All of the Company's revenues are derived through sales to automotive companies. As a consequence, the Company is dependent upon the acceptance of its products in the first instance by the automotive industry. As a result of the Company's dependence on the acceptance of its products by the automobile industry, its business is vulnerable to actions which impact the automotive industry, including but not limited to, current consumer interest rates, fuel costs, and new environmental regulations. Other important factors, which may impact the Company's financial results, include the fact that the Company's business is dependent on a continued source of supply of many automotive body parts from a limited number of suppliers.

Growth opportunities for the Company include expanding its geographical coverage and increasing its penetration of existing markets through internal growth and expanding into new product markets.

Challenges currently facing the Company include managing its growth, controlling costs and completing the implementation of its enterprise-wide software systems. Escalating costs of audits, Sarbanes-Oxley compliance, health care and commercial insurance are also challenges for the Company at this time.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

o Revenue recognition
o Inventories
o Allowance for doubtful accounts

REVENUE RECOGNITION

Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of MWW have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. MWW performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

INVENTORIES

We value our inventories, which consist primarily of automotive body components, at the lower of cost or market. Cost is determined on the first-in, first-out method (FIFO) and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and trends in MWW's core business, current aging, current and anticipated wholesale discounts, and class or type of inventory is analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but are not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we may reverse a portion of such provisions in future periods based on our actual collection experience. As of September 30, 2003, we determined there was no reserve required against our account receivables. Comparison of the Year Ended September 30, 2003 to Year Ended September 30, 2002

Comparison of the Year Ended September 30, 2003 to the Year Ended September 30, 2002

SALES

Net sales increased $3,659,143, or 84.6% from $4,323,554 in 2002 to $7,982,697 in 2003. The increase in net sales was the result of adding Toyota Canada as a customer in 2003 and making more sales to existing customers. The result of both actions lead to an approximate 58% increase in sales. This was made up of new programs and higher volume on existing programs; 2003 new programs 4Runner Spoilers $1,786,000, Sienna Spoiler $181,000, Echo Spoiler $55,000, Matrix Spoiler $130,200 and increased sales of existing product; in 2003 exhaust system sales increased by $320,000, and other spoiler sales increased by $1,060,000, other component sales increases made up the $127,000.

GROSS PROFIT

For the fiscal year ended September 30, 2003, MWW's gross profit margin was 29% compared to 25% for the fiscal year ended September 30, 2002. MWW's gross profit margin increased primarily as a result of product mix and pricing. MWW's gross profit margin has fluctuated, and is expected to continue to fluctuate, depending on a number of factors, including changes in product mix and competition. While increasing steel prices have not yet been reflected in increased prices from MWW's suppliers, there can be no assurance that such prices will not increase and if so MWW may not be able to pass on these increases to its customers.

As a result of the growth in the Company's sales, the Company experienced an increase in its accounts receivable of $291,421 from $ 392,173 at September 30, 2002 to $ 683,594 at September 30, 2003, or 74.3%. In addition, inventory levels increased $ 67,045 from $ 843,090 to $ 910,135 during the same period. Equipment used in manufacturing its products increased $168,114 from $109,788 to $277,902. In order to finance this growth, the Company obtained conventional bank and lease financing, which provided the liquidity to meet its on- going and anticipated working capital requirements, as well as increase its inventory levels and invest in equipment utilized in the ordinary course of its business operations.

In summary, the increase in product sales has been the catalyst for the change in the Company's financial position, results of operations and cash flows for the year ended September 30, 2003. There is no assurance the Company's past results is indicative of future performance.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company's selling, general and administrative expenses increased $1,034,523, or 112%, from $923,848 during the year ended September 30, 2002 to $1,958,371 during the year ended September 30, 2003. The Company incurred research and development costs of $108,551 during 2003 as compared to $71,345 in 2002, an increase of $37,206, or 52.1%. The level of research and development costs are dependent upon the Company's customers' design changes to their automotive models and changes in the application of materials utilized, such as fiber glass and resins.

The Company is operating in a highly technical industry and management anticipates research and development costs will remain a significant component of its ongoing operating expenditures.

The Company incurred compensation costs of approximately $1,248,00 during 2003 as compared to approximately $ 488,000 in 2002, an increase of $760,000, or 155%. The increase is related to the costs of the Company compensating its owners and key employees during 2003. The cost of insurance coverage, including employee benefit plan coverage, increased $94,000 during this period and travel costs associated with the increase in revenues and expanding customer base, increased approximately $36,000 in 2003 as compared to 2002.

FINANCING EXPENSES

MWW incurred interest expense of $42,863 in 2003 as compared to $11,778 in 2002, an increase of $31,085, or 264%. The increase is a result of MWW increasing its debt to meet its working capital requirements in 2003. As a result of MWW's anticipated growth and resulting continued need for financing, it is anticipated interest costs will continue to increase in the future.

OTHER INCOME

Other income increased from $44,336 in 2002 to $ 67,146 in 2003, an increase of $ 22,810. Other income consists primarily of gains (losses) on foreign currency contracts and interest income. While not a recurring activity, the Company's management from time to time assesses its foreign currency risks in connection with its agreements to acquire inventory and materials from its vendors and enters into contracts to hedge such risks. The Company currently has no foreign currency contracts.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, we had working capital of $407,553 net of $215,533 due to the owners of MWW. As a result of our net income of $341,733 , adjusted principally for a $291,421 increase in accounts receivable, we generated $17,083 in cash flow from operations during the year ended September 30, 2003. We used $168,100 of cash to acquire new property and equipment during the year, consisting of a Loader for the warehouse $25,600 and $142,500 for product tooling. We met our cash requirements during the year by borrowing, through the issuance of debt, $237,294, net of repayments.

MWW currently has a $750,000 line of credit which is used to fund seasonal working capital requirements and other financing needs. On March 1, 2004, MWW entered into an asset based loan agreement with KeyBank N.A. to borrow up to $750,000 (the "Loan"). MWW pledged all of its inventory, equipment, accounts, chattel paper, instruments, letters of credit, documents, deposit accounts, investment property, money, rights to payment and general intangibles to secure the Loan. Further, Mr. Winzkowski, Mr. Marvin and JCMD Properties, LLC (an entity controlled by Mr. Winzkowski and Mr. Marvin) each executed a commercial guaranty for an unlimited amount in favor of KeyBank N.A. The Loan with KeyBank N.A. is a standard asset based loan agreement. The Loan requires MWW to attain a ratio of Total Debt to Tangible Net Worth of less than 3.50 to 1.00 tested at the end of each fiscal year and a ratio of Operating Cash Flow to Fixed Charges of not less than 1.50 to 1.00 tested at the end of each fiscal year for the preceding 12-month period. MWW is in compliance with the terms and conditions of its agreement with KeyBank N.A. MWW does not have restrictive covenants on any other indebtedness and believes that is has satisfactory relationships with its creditors. On March 1, 2005, MWW entered another loan agreement with KeyBank N.A. to roll-over the previous loan. At June 30, 2005, the outstanding balance on the line of credit with Key Bank is approximately $500,000. The current interest rate is 6% and is based upon 1/4 point below the Prime Rate (currently 6.25%). The renewal date of the line of credit agreement is February 1, 2006.

MWW is the maker of an unsecured 11.5% interest bearing promissory note (the "11.5% Note") in the principal amount of $130,000 that matures on January 31, 2007. The "11.5% Note is payable to an overseas company and the company has a satisfactory relationship with the holder of the 11.5% Note.


MWW expects capital expenditures to be $50,000 for fiscal 2004. These anticipated expenditures are for continued investments in property and equipment used in our business.

Management believes that available cash, the line of credit, and cash generated from operations will be adequate to fund MWW's capital requirements for the foreseeable future. Management has disclosed plans to seek additional capital to be used for general corporate purposes.

Comparison of the Three Months Ended December 31, 2003 to the Three Months Ended December 31, 2002

SALES

Net sales decreased $117,764, or 5.3% from $ 2,194,038 during the three months ended December 31, 2002 to $ 2,076,274 during the same period in 2003. The decrease is a result of a significant customer delaying the introduction of a previously planned automotive models during the three months ended December 31, 200 to the later part of 2004.

GROSS PROFIT

For the three months ended December 31, 2003 MWW's gross profit margin was 31% compared to 26.3% for the same period in 2002. MWW's gross profit margin increased primarily as a result of product mix and pricing. MWW's gross profit margin has fluctuated, and is expected to continue to fluctuate, depending on a number of factors, including changes in product mix and competition. While increasing steel prices have not yet been reflected in increased prices from MWW's suppliers, there can be no assurance that such prices will not increase and if so MWW may not be able to pass on these increases to its customers.

SELLING GENERAL AND ADMINISTRATIVE EXPENSES

MWW's selling, general and administrative expenses decreased $ 253,575, or 37.3%, from $ 679,643 during the three months December 31, 2002 to $426,068 during the three months ended December 31, 2003. The decrease was mainly caused by a reduction in employee pay and bonuses and efficiency improvements in other departments of the company.

RECENT ACCOUNTING PRONOUNCEMENTS

MWW adopted SFAS No. 142. Under the new rules, MWW will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires MWW to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on MWW's consolidated financial statements SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. MWW expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. MWW adopted SFAS No. 143 effective January 1, 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". MWW adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on Company's financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale- leaseback transactions. MWW does not expect the adoption to have a material impact to MWW's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. MWW does not expect the adoption to have a material impact to MWW's financial position or results of operations.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to MWW's financial position or results of operations as MWW has not engaged in either of these activities.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on MWW's financial position or results of operations as MWW has not elected to change to the fair value based method of accounting for stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. MWW does not expect the adoption to have a material impact to MWW's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on MWW's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on MWW's results of operations or financial position.

BUSINESS CONCENTRATION

During the year ended September 30, 2003, MWW recognized approximately 95% of its revenues from sales of its products to three (3) customers, South East Toyota, Gulf States Toyota and Toyota Canada, Inc. During the year ended September 30, 2002, MWW recognized approximately 89% of its revenues from sales of its products to two (2) customers, South East Toyota and Gulf States Toyota. MWW's management considers its relationships with these customers to be Satisfactory. Given the concentration of its sales to a few key customers, MWW's revenue will be subject to the policies and practices of these customers. MWW management continues to concentrate its efforts on expanding its customer base in order to reduce its reliance on its current customers.

During the years ended September 30, 2003 and 2002, MWW purchased approximately 79% and 87%, respectively of its goods for resale from two (2) vendors, AWA Aisin and Borla Performance, and expects to continue to obtain a significant percentage of its products from these vendors in future periods. While MWW's management considers its relationships with the vendors to be satisfactory, given the concentration of its purchases from a few key vendors, its access to products needed in its ordinary course of business may be subject to the policies and practices of the key vendors.

LACK OF LONG-TERM AGREEMENTS

MWW does not have worldwide operations as its name may imply. MWW does not have any material agreements with Toyota Motor Corporation of Japan as may be implied by its dealings with South East Toyota Distributors, Inc., Gulf States Toyota, Inc. or Toyota Canada, Inc. Moreover, MWW does not have long-term written agreements with its key customers or its key suppliers that specify all of the terms and conditions of their relationship. Instead, MWW and its key customers and key suppliers are each individually approved and/or certified by various global automotive manufacturing companies or international standards organizations, such as the ISO, as to product and service quality. MWW and its key customers and key suppliers exchange purchase orders to complete the numerous individual tasks that occur as MWW orchestrates the process that performs the activities required to deliver the end product to its customer and meet its customer's needs. This process covers design to finance to production to sales and marketing to after-sales service.

INFLATION

In the opinion of management, inflation has not had a material effect on MWW's financial condition or results of its operations.

OFF-BALANCE SHEET ARRANGEMENTS

MWW does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment.

TRENDS, RISKS AND UNCERTAINTIES

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our Common Stock.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Potential fluctuations in quarterly operating results

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the demand for our products; seasonal trends in purchasing, the amount and timing of capital expenditures and other costs relating to the development of our products; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the automobile industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results may fall below our expectations or those of investors in some future quarter.

OUR SUCCESS DEPENDS ON KEY PERSONNEL AND KEY RELATIONSHIPS.

Our success is dependent on the creative ,technical, financial, administrative, logistical, design, engineering, manufacturing and other contributions of the founders of Marketing Worldwide Corporation, its current employees and the current relationships that Marketing Worldwide Corporation has with its major customers, major suppliers, and prospects.

For the fiscal year ended September 30, 2004, our three largest customers represented 55%, 28%, and 11% of our $6.8 million in net sales and 89% of our purchases came from three suppliers. Similarly, for the fiscal year ended September 30, 2003, our three largest customers represented 57%, 24%, and 13% of our $7.9 million in net sales and we made 79% of our purchases from two suppliers. Our founders, Michael Winzkowski, Chief Executive Officer and Jim Marvin, Chief Financial Officer have long-standing business, professional and personal relationships with persons at these organizations. Moreover, our current Sales Manager, Greg Green and Sales Account Manager, Charley Willis have good working relationships with our customers, vendors and sales prospects. Accordingly, the loss of one or more of these key personnel and/or key relationships would be likely to cause a material adverse change in our business, financial condition and results of operations. Stated differently, if we no longer have our unique relationships with customers, suppliers, and our sales prospects, then our current revenues will decline with the commensurate decline in operating results. Moreover, our efforts to convert sales prospects into customer relationships would be weakened.

OUR BUSINESS DEPENDS ON OUR DESIGNS, BUT WE HAVE NOT SOUGHT COPYRIGHT
PROTECTION.


Our success is dependent, in part, upon the designs for our principal products such as, our rear deck spoilers, running boards, front grills, stainless steel exhaust systems, side skirts, front ends, carbon fiber seat heaters, and light systems and the intellectual property and trade secrets used during the manufacturing and assembly processes. We have not taken steps to obtain copyright protection for our designs or to seek patents on any processes. Instead, we rely on confidentiality agreements with our suppliers, employees, vendors and consultants to protect our proprietary technology.

WE DO NOT HAVE LONG-TERM WRITTEN AGREEMENTS WITH OUR KEY CUSTOMERS OR KEY SUPPLIERS;


South East Toyota Distributors, Inc., Gulf States Toyota, Inc. and Toyota Canada, Inc. are all key customers, but none have any binding obligations to us beyond payment of our most recent purchase order. Similarly, AWA Aisin, Borla Performance, and WET/NCC are all key suppliers, but none of them have any binding obligation to us except to accept or reject the most recent purchase order submitted by us to furnish goods or services. The lack of long-term written agreements means that we cannot predict with any certainty that these customers and suppliers will remain our customers and suppliers beyond the next purchase order cycle. Likewise, we cannot predict with certainty that we will be able to replace a significant customer or significant supplier without a material adverse change in our business, financial condition and results of operations. Stated differently, we have to constantly justify our value proposition to our customers and our suppliers. On the positive side their freedom to stop dealing with us keeps us in close contact with them. On the negative side, their relative freedom to stop dealing with us means that our revenue and our ability to generate revenue is in constant jeopardy.


WE HAVE PLEDGE ALL OF OUR ASSETS TO ONE CREDITOR FOR A $750,000 LINE OF CREDIT

We entered into an asset based loan agreement with Key Bank N.A. to borrow up to $750,000 (the "Loan"). The Loan is due on January 31, 2006. MWW pledged all of its inventory, equipment, accounts, chattel paper, instruments, and letters of credit, documents, deposit accounts, investment property, money, rights to payment and general intangibles to secure the Loan. If we are unable to renew the Loan when it comes due or find other sources of capital, the lender could foreclose on all of our assets and force us out of business. This would have a material adverse effect on our financial condition and results from operations.

LACK OF INDEPENDENT DIRECTORS

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between MWW and its stockholders generally and the controlling officers, stockholders or directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our officers and directors are required to exercise good faith and high integrity in our Management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, the best interests of MWW, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our officers and directors.

CONTINUED CONTROL BY CURRENT OFFICERS AND DIRECTORS

The present officers and directors own approximately 86% of the outstanding shares of Common Stock, and therefore are in a position to elect all of our Directors and otherwise control MWW, including, without limitation, authorizing the sale of equity or debt securities of MWW, the appointment of officers, and the determination of officers' salaries. Shareholders have no cumulative voting rights. (See Security Ownership of Certain Beneficial Owners and Management)

MANAGEMENT OF GROWTH

We may experience growth, which will place a strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth if it occurs, we must devote management attention and resources to improve our financial strength and our operational systems. Further, we will need to expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage our existing operations or the growth of our operations, or that our facilities, systems, procedures or controls will be adequate to support any future growth. Our ability to manage our operations and any future growth will have a material effect on our stockholders.

NO PUBLIC MARKET FOR MWW'S SECURITIES

There has never been any "established trading market" for shares of common stock of MWW. MWW intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for MWW's common stock does develop, the stock price may be volatile. No assurance can be given that any market for MWW's common stock will develop or be maintained. Moreover, there can be no assurance that MWW's common stock will be quoted on the OTC Bulletin Board or elsewhere. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market; and all of these persons have satisfied the "holding period" under Rule 144. There is currently no market for MWW's common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of MWW's common stock will be subject to wide fluctuations in response to several factors including:

- MWW's ability to execute its business plan and significantly grow the business.
- MWW's ability to generate brand recognition.
- Increased competition from competitors who offer competing services.
- MWW's financial condition and results of operations.

LIMITED MARKET DUE TO PENNY STOCK

MWW's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and
Exchange Act of 1934, as amended. Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all. Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: - Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; - Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; - "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; - Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and - The wholesale dumping of the same securities by promoters and broker- dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses. Furthermore, the "penny stock" designation may adversely affect the development of any public market for MWW's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in MWW's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for MWW's stockholders to resell their shares to third parties or to otherwise dispose of them.

ITEM 3. DESCRIPTION OF PROPERTY

MWW's main location is in Michigan with several support teams operating from satellite/home offices in different parts of the U.S. and Germany.

MWW has moved into a new facility in January,2005. The new facility is closer to the express way, main roads, local airport and in a larger city, Howell, Michigan. The new facility has three truck wells, two ground doors, a technical development enclosure, 20 foot ceilings, additional office space and more parking.

The new facility has been built to suit MWW's requirements because it has been leased from JCMD Properties LLC, a company owned by James Marvin and Michael Winzkowski, current officers, directors and major stockholders of MWW. As such, MWW has a five-year lease with a landlord, JCMD Properties LLC, that is owned by two affiliates. The new facility is triple net leased for a term of five years, with annual adjustments and lease renewal options. MWW expects to add $40,000 in fixtures and other improvements prior to occupancy. The lease rates between MWW and JCMD Properties LLC match existing lease rates in the area. The current cost per square foot at the Lemen Road facility is $7.50 per square foot and subject to a price increase if the lease is extended. Nearby, triple net lease rates range between $6.00 - $8.00 per square foot. Typically, the office portion is $12.00 per square foot and warehouse space is $6.00 per square foot. Rates vary between $6.00 - $8.00 per square foot depending upon the areas within a building and the set up for or design of the space.

The satellite/home offices for the support teams operating in different parts of the U.S. and Germany are located at the following addresses.

3020 Leprechaun Lane, Palm Harbor, Florida, USA 4354 Capra Way, Fort Worth, Texas, USA Frauenhoferweg 19A, 40591 Duesseldorf Westen, GERMANY

MWW does not have any long term obligations or contracts for these satellite/home offices. Instead, these locations are made available by the employee or independent contractor as part of their compensation agreement. In addition, the Florida office handles accounting and the development of the Caribbean and South American clients and their associated product potential.

MWW in 2003 had ten (10) full time and three (3) part time employees and currently has twelve (12) full time and two (2) part time employees. MWW considers full time to be 32 or more hours per week. This structure allows MWW to dynamically scale overhead, according to the scope of its design, tooling, assembly and manufacturing requirements during specific times. The company plans to add key employees to its personnel roster.

MWW has elected to outsource various activities, such as mechanical design, tooling, machinery and manufacturing capabilities to several consultants and its key suppliers AWA Aisin and Borla Performance. Outsourcing these activities allows the dynamic and economical use of resources. The outsourcing decisions was made by management to keep product development cost and overhead low and to limited the number of fully employed personnel within the company. Management believes this strategy allows the company to react to changing market conditions and scale overhead efficiently, based on the existing product demand and other general economic conditions. The outsourcing agreements with consultants, AWA Aisin and Borla Performance are not a set of complex written documents. Instead, these business relationship are a part of what is often referred to as the automotive original equipment manufacturer (OEM) aftermarket accessory market. For example, AWA Aisin is partially owned by Toyota Motor Corporation of Japan and it is a Tier-1 supplier to Toyota and other automotive manufacturers. Similarly, Borla Performance is a manufacturer of specialized stainless steel performance exhaust systems. MWW orders equipment made by these companies and repackage it for its customers. For other programs, MWW integrates components from these suppliers and others into complete systems for its customers. While on other programs, MWW suggests new designs or new products for automotive aftermarket accessories. The term aftermarket refers to the market for parts and accessories used for the enhancement of a vehicle purchase or its upkeep. The word accessory used in this context refers to something nonessential, but desirable because the item contributes to an effect or result for the vehicle or driver. MWW calls itself an OEM or OE supplier of automotive aftermarket accessories because it acquires and markets items produced by others that are nonessential enhancements to the actual function of a vehicle, but the items are nonetheless desirable because the item contributes to an effect sought by the customer.

MWW owns the product designs and knowledge derived from the processes. Our suppliers have a stake in the development process because they will get purchase orders and cash for filling the purchase orders and requests for services if the designs and products are adopted/purchased by MWW's customers. MWW does not have any copyrights or patents. MWW's product designs are protected only with confidentiality and non-disclosure agreements.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2004, by:

each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; each of our officers and directors; and all our officers and directors as a group.

Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------
      (1)                                  (2)                                     (3)                     (4)
Title of Class             Name and Address of Beneficial Owner             Amount and Nature of        Percent of
                                                                              Beneficial Owner           Class**

$.001 par value common     Michael Winzkowski                               4,564,800 shares (a)            41%
         stock             PO Box 2462,                                          (direct)
                           Palm Harbor, FL 34682-2462
                           Mgmt.
$.001 par value common     James C. Marvin                                  4,564,800 shares (b)            41%
         stock             PO Box 2462,                                          (direct)
                           Palm Harbor, FL 34682-2462
                           Mgmt.
$.001 par value common     Greg Green                                         470,400 shares                 4%
         stock             PO Box 2462,                                          (direct)
                           Palm Harbor, FL 34682-2462
                           Key employee
$.001 par value common     Wendover Investments Limited*                        4,000 shares                 9%
         stock             5th Floor, Zephyr House,                              (direct)
$.001 par value common     Mary Street,                                      1,000,000 options
         stock             Grand Cayman, Cayman Islands                          (direct)
underlying stock option    BWI
$.001 par value common     Rainer Poertner                                    735,809 shares                 7%
         stock             730 Oxford Avenue                                     (direct)
$.001 par value common     Marina del Rey, CA 90292                           200,000 options
         stock                                                                   (direct)
underlying stock option
$.001 par value common     All directors and officers as a group (2         9,129,600                       82%
         stock             individuals)

*Wendover Investments Limited owns 4,000 shares of common stock and a common stock purchase warrant to acquire up to 1,000,000 shares of common stock at purchase price of $.50 per share. Mr. Robert Joseph Lyons is the principal of Wendover Investments Limited. Under Rule 13(d)(1) a person is deemed the beneficial owner if that person has the right to acquire the securities within 60 days pursuant to options, warrants, conversion privileges or other rights.

**Percentages are based upon the amount of outstanding securities at September 30, 2004, 11,251,995 shares, plus for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(a) Does not include 1,000 shares purchased by Ms. Johanna Winzkowski in May 2004, the mother of Michael Winzkowski. Michael Winzkowski disclaims any beneficial ownership of the shares referred to in the preceding sentence. (b) Does not include 10,000 shares purchased by Ms. Joanne Marvin or 770 shares purchased by Mr. Scott F. Marvin in May 2004, the mother and brother of James C. Marvin, respectively. James C. Marvin disclaims any beneficial ownership of the shares referred to in the preceding sentence.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Michael Winzkowski, age 54, and James C. Marvin, age 49, are the directors of MWW. Both were appointed to MWW's board of directors in October 2003 in connection with the purchase of MWWLLC. In October 2003, both men were elected to serve until the next annual meeting of the stockholders. Mr. Winzkowski was appointed by the board of directors to serve as Chief Executive Officer, President and Secretary. Mr. Marvin was appointed by the board of directors to serve as Chief Operating Officer and Chief Financial Officer. The board made these appointments in October 2003. No member of the board is independent since both directors are employees of MWW. MWW does not have a standard arrangement for the compensation of its directors. At present, MWW's directors serve without compensation for acting as directors and do not receive any special compensation for committee participation or special assignments, but do receive salaries and other benefits as employees of MWW.

MWW does not have a majority of independent board members, separately designated audit committee or an audit committee member financial expert because the cost of identifying, interviewing, appointing, educating, and compensating such persons would outweigh the benefits to its stockholders at the present time. If MWW is successful in its efforts to secure additional capital, the resources may be available to appoint additional directors.

Mr. Winzkowski and Mr. Marvin have had written employment agreements with MWWLLC since March 23, 2003. The material terms of their employment agreements are set forth in the section below titled Executive Compensation.


Michael Winzkowski has served as Chief Executive Officer, President, Secretary and Director of MWW since October 2003. Mr. Winzkowski was the President of MWW's predecessors since August 1998. Mr. Winzkowski holds a degree in chemical Bio-Engineering and in addition studied Business, Marketing and Accounting Administration. He is an accomplished commercial pilot with close to 10,000 Hrs of flight experience, holding European and US Commercial, Air Transport Pilot and Instrument pilot certificates and a variety of Turboprop and Business Jet type ratings along with his single and multi engine ratings. Mr. Winzkowski is a member and manager of JCMD Properties LLC. MWW moved into a new facility in Howell, Michigan as its principal business location, which was built to suit MWW' s requirements by JCMD Properties LLC under a long term lease agreement.

James C. Marvin has served as Chief Operating Officer, Chief Financial Officer and Director of MWW since October 2003. Mr. Marvin was the Operations Manager and Chief Operating Officer of MWW' predecessors since August 1998. Mr.
Marvin attended Lake Superior and Cleary Universities majoring in Business and obtained degrees in Business Accounting and Business Administration. Mr. Marvin is a member and manager of JCMD Properties LLC. MWW moved into a new facility in Howell, Michigan as its principal business location being built to suit MWW' s requirements by JCMD Properties LLC under a long term lease agreement.


The following individuals are expected to make significant a contribution to the business.

Gregory G. Green, Sales Manager. Age 49. Mr. Green has been employed in the automotive accessories business for the past twenty five (25) years. After thirteen 13 years with a successful U.S. OEM and aftermarket accessories manufacturer in the positions of Assembly Foreman, Production Supervisor and subsequently as Sales Manager, he took a position as Sales Manager for the newly formed Skylite-Sunroofs in 1991. In 2000, Mr. Green left Skylite Sunroofs, became the Director of Business Development for MWW's predecessor. Mr. Green finished his high school education while in the US army and attended Hondo College after his honorable discharge from the Armed Forces. In the years to follow, he attended numerous business seminars and college courses to enhance his marketing and sales skills. Mr. Green owns 470,400 shares of common stock and was one of the three owners of MWWLLC. Mr. Green has an employment agreement with MWWLLC that provides for a bi-weekly gross salary of $2,307.69 plus sales commissions.

Charley Willis, Sales Account Manager. Age 44. Mr. Willis has fifteen (15) years experience in Sales, Marketing, and new program development of automotive accessories. Customers ranged from traditional aftermarket distribution companies to large OEM companies. The past four (4) years he has been involved in product development, opportunity identification and project management for MWW and its predecessor. Mr. Willis is MWW's account manager for GST, Houston's (Toyota Port) and Audi/VW port in Texas. Mr. Willis attended Texas Wesleyan College and received a degree in Mass Communications, Advertising, and Marketing.

The personnel plan calls for increasing total employees from 13 persons to 21 persons, within the next 16 months, an increase of 62%. Management anticipates that most new employees will be in functional areas that will support product development, sales and marketing, followed by service.

ITEM 6. EXECUTIVE COMPENSATION

The Summary Compensation Table below identifies the compensation of Michael Winzkowski and James Marvin. Mr. Winzkowski and Mr. Marvin are the only MWW executives with total annual salary and bonus that exceeded $100,000 during the last two years. Mr. Winzkowski and Mr. Marvin entered written employment agreements with MWWLLC on March 23, 2003 for the two year period from October 1, 2003 through September 30, 2005. During the first year of the employment term, Mr. Winzkowski and Mr. Marvin each earn $120,000 as their base salary, receive a car allowance and discretionary bonuses. During the second year of the employment term, Mr. Winzkowski and Mr. Marvin each earn $180,000 as their base salary, receive a car allowance and discretionary bonuses. MWWLLC paid Mr. Winzkowski and Mr. Marvin each a bonus of $117,000 during fiscal 2003.


-----------------------------------------------------------------------------------------------------------
                                        SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------
                                                                    Long Term Compensation
                                                          -------------------------------------
                               Annual Compensation                   Awards           Payouts
                     -----------------------------------  ------------------------- -----------
      (a)      (b)       (c)         (d)        (e)         (f)             (g)            (h)         (i)
Name                                          Other                     Securities
and                                           Annual      Restricted    Underlying
Principal                                     Compen-     Stock         Options/SARS      LTIP    All Other
Position      Year     Salary($)   Bonus($)   sation($)   ($)           (#)               ($)       ($)
-----------------------------------------------------------------------------------------------------------
Michael       2003     120,000      117,000      0           0           0                 0         0
Winzkowski    2002     100,000       65,000      0           0           0                 0         0
 CEO          2001      45,000            0      0           0           0                 0         0
-----------------------------------------------------------------------------------------------------------
James         2003     120,000      117,000      0           0           0                 0         0
Marvin        2002     100,000       65,000      0           0           0                 0         0
 COO          2001      45,000            0      0           0           0                 0         0

              2004     <100,000           0      0           0           0                 0         0
Greg Green    2003     115,000            0      0           0           0                 0         0
Sales Mgr.    2002     121,000            0      0           0           0                 0         0
              2001      79,000            0      0           0           0                 0         0


Mr. Winzkowski and Mr. Marvin receive a car monthly allowance of $656 and $0, respectively.

MWW did not make any option or SAR grants in it's last fiscal year and has not adopted a long term incentive compensation plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 1, 2003, MWW acquired 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. Under the Purchase Agreement, the three selling members of MWWLLC were issued 9,600,000 shares of common stock. Michael Winzkowski received 4,564,800 shares, James C. Marvin received 4,564,800 shares and Gregory G. Green received 470,400 shares of MWW under the Purchase Agreement. Immediately following the transaction, Michael Winzkowski and James C. Marvin became the officers and directors of MWW. Mr. Winzkowski and Mr. Marvin serve as members of MWW's board of directors without compensation. However, Mr. Winzkowski and Mr. Marvin have written employment agreements with MWWLLC and received annual compensation of $130,000 and $120,000 for the year ended September 30, 2004 and 2003, respectively. Further, each received a bonus of $0 and $117,000 for the year ended September 30, 2004 and 2003, respectively.

At September 30, 2003, MWW reported a related party note payable balance of $$215,533. The amount was due and owing to Mr. Winzkowski and Mr. Marvin. For the year ended September 30, 2003, no related party interest was charged to operation because the interest was waived. Subsequent to September 30, 2003, all related party notes were repaid by MWW. During the next twelve months, MWW has also begun making lease payments under a five-year lease with a landlord, JCMD Properties LLC, that is owned by James Marvin and Michael Winzkowski.


Michael Winzkowski, James C. Marvin, Gregory G. Green, Richard O. Weed and Rainer Poertner are considered promoters by the securities regulators since they each received 200,000 shares of common stock in July 2003 when Marketing Worldwide Corporation was incorporated in Delaware. Mr. Weed served as the sole Director, President, Secretary and Treasurer of Marketing Worldwide Corporation from its inception on July 21, 2003 until the effective date of the acquisition of Marketing Worldwide Corporation LLC on October 1,2003. Collectively, Mr. Weed and Mr. Poertner contributed $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc.

Mr. Weed acquired the shares of F10 Oil & Gas Properties, Inc. in May 2003. Marketing Worldwide Corporation recorded a value of $1 for the 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. contributed as capital in July 2003. Mr. Weed was granted a Stock Option to purchase 250,000 shares of Marketing Worldwide Corporation common stock at $1.00 per share that expires December 31, 2008 as an incentive to represent Marketing Worldwide Corporation as legal counsel. Mr. Weed is a partner in Weed & Co. LLP and has provided legal services to Marketing Worldwide Corporation under a Fee Agreement since August 15, 2003. Weed & Co. LLP has been paid $7,875 in cash for its services and expects to receive an additional $22,125 in cash or common stock as compensation for filing this registration statement.

Mr. Poertner has provided consulting services to Marketing Worldwide Corporation and Marketing Worldwide Corporation LLC since April 2003. Under the Consulting Agreement with Marketing Worldwide Corporation dated August 15, 2003, Mr. Poertner received $4,000 per month plus expenses. Mr. Poertner is the former Chief Executive Officer and a former director of two publicly traded companies. Mr. Poertner was retained by Marketing Worldwide Corporation to advise its management and stockholders on corporate growth strategies, strategic alliances, and interaction with the financial community. On October 12, 2004, Marketing Worldwide Corporation and Mr. Poertner executed a written Amendment to Consulting Agreement (the "Amendment"). Under the Amendment, Marketing Worldwide Corporation increased Mr. Poertner's monthly consulting fee to $7,000 per month effective as of July 1, 2004 to reflect that Mr. Poertner's role had been expanded to include responsibility for strategic planning, marketing, and general business operations. Mr. Poertner was issued 535,809 shares of Marketing Worldwide Corporation common stock as compensation for services rendered and to be rendered under the Consulting Agreement and Amendment. Further, the Amendment clarified that Mr. Poertner shall not receive any transaction based compensation and that the exercise price of Mr. Poertner's stock option to purchase 200,000 shares of Marketing Worldwide Corporation common stock shall be at a price equal to 125% of the 30 day average closing bid price for Marketing Worldwide Corporation's common stock for the first 30 days of trading in the U.S. capital markets. Copies of these agreements are included as exhibits to this registration statement.


ITEM 8. DESCRIPTION OF SECURITIES

GENERAL

MWW has the authority to issue One Hundred Ten Million (110,000,000) shares of stock under its Certificate of Incorporation of which stock One Hundred Million (100,000,000) shares of the par value of $.001 each shall be common stock and of which Ten Million (10,000,000) shares of the par value of $.001 each shall be preferred stock. Further, the board of directors of MWW, by resolution only and without further action or approval by the stockholders, may cause the corporation to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

Common stock

The common stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The board of directors is elected annually to serve until their successors are elected and qualify. The bylaws authorize a five member board of directors which will generally serve for a term of one year. At present, there are two directors and three vacancies on the board. Vacancies on the board can be filled by a majority of the directors then in office and shall serve until the next annual election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the common shares voted for the election of directors can elect all of the directors.

The common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred stock

The certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the board of directors. No shares of preferred stock are issued and outstanding. However, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock can be utilized as a method of discouraging, delaying or preventing a change in control. No preferred shares have been issued as of the date of this registration statement, but management cannot assure the common stockholders that the board of directors will not do so in the future.

WARRANTS

MWW sold a Common Stock Purchase Warrant that allows the holder, Wendover Investments Limited, to purchase up to 1,000,000 shares of MWW's $.001 par value common stock at a price of $.50 per share any time before December 31, 2008. The exercise price and number of shares of common stock to be issued on exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrant is not subject to dilution based upon any reverse split of the common stock. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price.

The warrant holder does not have the rights or privileges of a common stockholder or any voting rights until the warrants are exercised. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. The warrant holder was granted the right to a cashless exercise of the warrants if the shares underlying the warrants were not registered by June 2004. This event did not occur. The warrant holder has verbally waived the cashless exercise provision and has agreed to enter a written waiver agreement in the event the shares underlying the warrants are not registered by September 30, 2005.

STOCK OPTION

MWW issued a Stock Option to Richard O. Weed as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase up to 250,000 shares of MWW's $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common "cashless exercise" terms. Mr. Weed has verbally waived the cashless exercise terms of his stock option and agreed to put these terms in written provided the shares underlying the options are not registered by September 30, 2005.


DIVIDENDS

MWW has not paid any dividends on its common stock to date and does not intend to pay dividends in the future. The payment of dividends in the future will be contingent upon the revenue and earning, if any, capital requirements and the company's general financial. The payment of any dividends is within the discretion of the board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in business operations. Accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

TRANSFER AGENT

The transfer agent for the common stock and preferred stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. Telephone 212-845-3200.

SHARES ELIGIBLE FOR FUTURE SALE

All of the outstanding shares of common stock are restricted securities under Rule 144, in that the shares were issued in private transactions not involving a public offering. At present, no shares of MWW's common stock are eligible for sale under Rule 144 since no shares have been held for more than two years and there is no way for any person who has held for at least one year to comply with the manner of sale provisions of Rule 144(f) or Rule 144(g).

RULE 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

1% of the number of shares of common stock then outstanding (which would equal 111,979 shares since there are currently 11,197,995 shares of common stock issued and outstanding); and the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the company.

RULE 144(K)

Under Rule 144(k), a person who is not deemed to have been an affiliate at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SEC POSITION ON RULE 144 SALES

The Securities and Exchange Commission has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination, would act as an "underwriter" under the Securities Act when reselling the securities of a blank check company. Accordingly, the Securities and Exchange Commission believes that those securities can be resold only through a registered offering and that Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

REGISTRATION RIGHTS

MWW has voluntarily agreed to file a registration statement covering the resale of the shares of common stock and the resale of the shares of common stock underlying the Common Stock Purchase Warrant and Stock Option. MWW will bear the expenses incurred in connection with the filing of any such registration statement. There is no guarantee that the warrants and the stock options will be exercised. Therefore, there is no guarantee the Company will receive any proceeds from the sale of common stock underlying the warrants and stock options.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

This registration statement relates to shares of MWW's $.001 par value common stock. There is no established public trading market for the common stock of MWW.

At September 30, 2004, there were 11,197,995 shares of common stock issued and outstanding. There are 1,450,000 shares of common stock that are subject to outstanding options and warrants to purchase common stock. No shares can be sold pursuant to Rule 144 under the Securities Act. MWW has voluntarily agreed to file a registration statement covering the resale of 1,597,995 shares of common stock and 1,450,000 shares of common stock underlying outstanding stock options and warrants to purchase common stock. MWW will bear the expenses incurred in connection with the filing of any such registration statement.

As of September 30, 2004, MWW had 33 common stockholders of record. No shares of preferred stock have been issued.

ITEM 2. LEGAL PROCEEDINGS

MWW is not involved in any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

MWW engaged the accounting firm of Russell Bedford Stefanou & Mirchandani LLP to audit its balance sheet as of September 30, 2003 and 2002, and the related statements of stockholder's equity, income and cash flows for the years then ended. There have been no changes in or disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 31, 2003, MWW offered and sold 400,000 shares of its $.001 par value common stock to two natural persons in exchange for $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. with a recorded value of $1.00. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the stock certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

On August 15, 2003, MWW issued a Stock Option to one natural person as an incentive to represent MWW as legal counsel. The Stock Option allows the holder to purchase 250,000 shares of $.001 par value common stock at $1.00 per share any time before December 31, 2008. Further, the Stock Option is not subject to dilution based upon any reverse split of the common stock and is exercisable, in whole or in part, with a promissory note of not less than 45 days duration or upon common cashless exercise terms. There was no general solicitation, no advertisement and the optionee was an officer and director of MWW at the time. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

On October 1, 2003, MWW offered and sold 9,600,000 shares of its $.001 par value common stock to three persons, Michael Winzkowski, James C. Marvin and Gregory
G. Green, to acquire to 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company ("MWWLLC"), in a tax-free exchange whereby MWWLLC became a wholly owned subsidiary of MWW. The value of the stock that was issued was the historical cost of MWWLLC's net tangible assets, $2,067,386. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the stock certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

On October 31, 2003, MWW offered and sold 4,000 shares of its $.001 par value common stock and a Common Stock Purchase Warrant to acquire up to 1,000,000 shares of its $.001 par value common stock to Wendover Investments Limited, a company organized under the laws of the Cayman Islands in exchange for $6,000. The Warrant allows the holder to exercise any time before December 31, 2008. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

In April 2004, MWW entered a written agreement to issue 200,000 shares of its common stock to one person as payment for services rendered and to be rendered related to investor relations, public relations, and media relations on behalf of MWW. In June 2004, MWW issued 200,000 shares to Mr. Roland Perry for this agreement and valued the shares at $.65 per share for total consideration of $130,000. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. Furthermore, at the time of the sale, MWW had voluntarily filed a registration statement on Form 10-SB that was made available to the purchaser. In addition, MWW met with Mr. Perry so that he could ask questions and receive answers about MWW before agreeing to accept securities in exchange for services rendered and to be rendered. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

During May and June 2004, MWW offered and sold 512,186 shares of its common stock to 26 persons, all of who had a pre-existing relationship with the current officers and directors of MWW, at a price of $.65 per share. The gross offering proceeds from the sale of shares was $336,921. There was no general solicitation; no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. Furthermore, at the time of the sale, MWW had voluntarily filed a registration statement on Form 10-SB and filed its Form 10-QSB for the quarter ended March 31, 2004 that was made available to the purchasers. In addition, MWW gave the purchasers a written disclosure document and an opportunity to ask questions and receive answers about MWW before agreeing to purchase its securities. The investors reside in Germany, Michigan, Florida and Massachusetts. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

In June 2004, MWW issued 535,809 shares of its common stock and an option to purchase 200,000 shares of its common stock to one person, Rainer Poertner, in exchange for services rendered. Compensation cost of $26,790 was charged to operations based upon the commitment date of the underlying agreement and MWW's book value per share. There was no general solicitation, no advertisement and resale restrictions were imposed by placing a Rule 144 legend on the certificates. Mr. Poertner has been involved with MWW since its inception. Furthermore, at the time of the sale, MWW had voluntarily filed a registration statement on Form 10-SB and filed its Form 10-QSB for the quarter ended March 31, 2004. In addition, Mr. Poertner has served at the Chief Executive Officer of two publicly traded corporations and has such knowledge in business and financial matters that he is capable of evaluating the merits and risks of the transaction. This transaction was exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

MWW's certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. Further, MWW's bylaws provide that the corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

"Section 145. Indemnification of officers, directors, employees and agents; insurance. (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                         MARKETING WORLDWIDE CORPORATION

                              FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2003 AND 2002

                             MARKETING WORLDWIDE LLC


                              Financial Statements
                           September 30, 2003 and 2002
--------------------------------------------------------------------------------

CONTENTS                                                               PAGE NO.
--------                                                               --------

Report of Independent Registered Certified Public Accountants            F-3

Balance Sheet at September 30, 2003 and 2002                             F-4

Statement of Member's capital for the Years
Ended September 30, 2003 and 2002                                        F-5

Statement of Income for the Years
Ended September 30, 2003 and 2002                                        F-6

Statement of Cash Flows for the Years
Ended September 2003 and 2002                                            F-7

Notes to Financial Statements                                         F-8 ~ F-18

          REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS


TO THE MEMBERS' OF MARKETING WORLDWIDE LLC.

We have audited the accompanying balance sheets of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002, and the related statements of members' capital, income and cash flows for the two years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the balance sheets referred to above present fairly, in all material respects, the financial position of MARKETING WORLDWIDE LLC., as of September 30, 2003 and 2002 and the results of operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 13 to the financial statements, an error related to unrealized gains on the foreign currency contracts not reported in the financial statements were discovered by the management of the Company during the subsequent period. Accordingly, the 2003 financial statements have been revised to correct the error.




                                    /S/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
                                    --------------------------------------------
NEW YORK, NEW YORK                      RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP
OCTOBER 22, 2003, EXCEPT NOTE 12                    CERTIFIED PUBLIC ACCOUNTANTS
AS TO WHICH THE DATE IS SEPTEMBER 23, 2004

                             MARKETING WORLDWIDE LLC
                                  Balance Sheet
                         At September 30, 2003 and 2002
-------------------------------------------------------------------------------------

                                                              2003             2002
                                                              ----             ----
         ASSETS
         ------

CURRENT ASSETS:
     Cash and cash equivalents                             $  224,817      $  138,554
     Accounts receivable, less allowance for
         doubtful accounts of $0 and $0, respectively         683,594         392,173
     Inventories                                              910,135         843,090
     Other current assets                                      29,458              --
                                                           -----------     -----------
         TOTAL CURRENT ASSETS                               1,848,004       1,373,817

PROPERTY AND EQUIPMENT (NET OF
     ACCUMULATED DEPRECIATION)                                226,513          95,427

OTHER ASSETS                                                    8,688           6,288
                                                           -----------     -----------

         TOTAL                                             $2,083,205      $1,475,532
                                                           ===========     ===========

         LIABILITIES AND MEMBERS' CAPITAL
         --------------------------------

CURRENT LIABILITIES:
     Notes payable and capital leases                      $  309,508      $   12,706
     Accounts payable                                         470,954         723,891
     Note payable - related parties                           215,533         265,533
     Other current liabilities                                428,637         147,054
                                                           -----------     -----------
         TOTAL CURRENT LIABILITIES                          1,424,632       1,149,184
                                                           -----------     -----------

LONG - TERM LIABILITIES:
     Notes payable and capital leases                         140,184         149,692

MEMBERS' CAPITAL                                              518,389         176,656
                                                           -----------     -----------

         TOTAL                                             $2,083,205      $1,475,532
                                                           ===========     ===========


                    SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                          F-4

                                  MARKETING WORLDWIDE LLC
                               Statement of Members' Capital
                      For the Years Ended September 30, 2003 and 2002
----------------------------------------------------------------------------------------

                                                PARTNERS'        MEMBERS'
                                                 CAPITAL          CAPITAL       TOTAL
                                                 -------          -------       -----
         2002
Balance at October 1, 2001                     $ (13,324)      $      --      $ (13,324)

Net income from October 10, 2001
     to December 27, 2001                         75,882              --         75,882

Partnership interest acquired in exchange
     of membership interest                      (62,558)         62,558             --

Net income from December 28, 2001 to
     September 30, 2002                               --         114,098        114,098
                                               ----------      ----------     ----------

BALANCE AT SEPTEMBER 30, 2002                  $      --       $ 176,656      $ 176,656
                                               ==========      ==========     ==========

         2003

BALANCE AT OCTOBER  1, 2002                    $      --       $ 176,656      $ 176,656

NET INCOME                                            --         341,733        341,733
                                               ----------      ----------     ----------

BALANCE AT SEPTEMBER 30, 2003                  $      --       $ 518,389      $ 518,389
                                               ==========      ==========     ==========


                     SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                           F-5

                             MARKETING WORLDWIDE LLC
                               Statement of Income
                For the Years Ended September 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                      2003              2002
                                                      ----              ----

NET SALES                                           $7,982,697       $4,323,554

Cost of sales                                        5,698,876        3,238,224
                                                    -----------      -----------
GROSS PROFIT                                         2,283,821        1,085,330
                                                    -----------      -----------

OPERATING EXPENSES:
     Selling expenses                                  315,251          210,482
     General and administrative expenses             1,643,120          713,366
     Financial expenses                                 42,863           11,778
                                                    -----------      -----------
         TOTAL OPERATING EXPENSES                    2,001,234          935,626
                                                    -----------      -----------

INCOME FROM OPERATIONS                                 282,587          149,704

Other income                                            67,146           44,366
                                                    -----------      -----------

INCOME BEFORE PROVISION FOR INCOME TAXES               349,733          194,070

Provision for income taxes                               8,000            4,090
                                                    -----------      -----------

NET INCOME                                          $  341,733       $  189,980
                                                    ===========      ===========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                             MARKETING WORLDWIDE LLC
                             Statement of Cash Flows
                 For the Years Ended September 30, 2003 and 2002
-------------------------------------------------------------------------------------

                                                             2003            2002
                                                             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
         NET INCOME                                        $ 341,733       $ 189,980
                                                           ----------      ----------
Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation                                             37,028          18,167

CHANGES IN OPERATING ASSETS AND LIABILITIES:
     (Increase) decrease in accounts receivable             (291,421)          5,922
     Increase in inventories                                 (67,045)       (289,172)
     (Increase) decrease in other current assets             (29,458)          1,148
     Increase in other assets                                 (2,400)           (600)
     (Decrease) increase in accounts payable                (252,937)        152,303
     Increase (decrease) in other current liabilities        281,583            (929)
                                                           ----------      ----------
         TOTAL ADJUSTMENTS                                  (324,650)       (113,161)
                                                           ----------      ----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES            17,083          76,819
                                                           ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of property and equipments                 (168,114)        (95,633)
                                                           ----------      ----------
         NET CASH USED IN INVESTING ACTIVITIES              (168,114)        (95,633)
                                                           ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable and capital leases          287,294         162,398
     Repayment of note payable - related parties             (50,000)       (104,487)
                                                           ----------      ----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES           237,294          57,911
                                                           ----------      ----------
         NET INCREASE IN CASH AND CASH EQUIVALENTS            86,263          39,097
Cash and cash equivalents at beginning of the year           138,554          99,457
                                                           ----------      ----------
         CASH AND CASH EQUIVALENTS AT END OF THE YEAR      $ 224,817       $ 138,554
                                                           ==========      ==========

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:
     Cash paid during the year for interest                $  39,974       $  10,395
                                                           ==========      ==========
     Cash paid during the year for income taxes            $   6,090       $      --
                                                           ==========      ==========


                    SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                         F-7

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MARKETING WORLDWIDE LLC (the "Company") is a Michigan Limited Liability Company formed on December 27, 2001. The liabilities of the Company's members are limited. The summary of significant policies of MARKETING WORLDWIDE LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United Stated of America and have been consistently applied in the preparation of the financial statements.

(a) ACQUISITION AND CAPITAL RESTRUCTURE

On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited, a Florida limited partnership. The results of operation of Marketing Worldwide Limited have been included in the financial statements since October 1, 2001. Marketing Worldwide Limited was the importer and distributor of auto parts and accessories throughout the United States of America and Canada. As a result of the acquisition, the Company is expected to be well positioned as auto parts and accessories distributor in those markets.

(b) BUSINESS ACTIVITY

The Company's primary business is the import and wholesale distribution of auto parts and accessories throughout the United States of America and Canada.

(c) REVENUE RECOGNITION

Revenues on the sale of products, net of estimated costs of returns and allowance, are recognized at the time products are shipped to customers, legal title has passed, and all significant contractual obligations of the Company have been satisfied. Products are generally sold on open accounts under credit terms customary to the geographic region of distribution. The Company performs ongoing credit evaluations of the customers and generally does not require collateral to secure the accounts receivable.

(d) CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) CONCENTRATION OF CREDIT RISK

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of applicable government mandated insurance limit.

(f) ACCOUNTING FOR BAD DEBTS AND ALLOWANCES

Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. The management evaluates past due or delinquency of accounts receivable based on the open invoices aged on due date basis. There was no allowance for doubtful accounts at September 30, 2003 and 2002.

(g) INVENTORY VALUATION

The inventory consists of finished goods substantially ready for resale purposes. The Company purchases the merchandise on delivered duty paid basis. The amounts for cost of goods sold during the years ended September 30, 2003 and 2002 are removed from inventory on weighted average cost method. No valuation allowances were recorded for obsolete inventory as of September 30, 2003 and 2002. Inventories are recorded at the lower of cost (average cost method) or market value. The Company charges the cost basis of inventory to operations for auto accessories arising from auto models going out of existence. During the years ended September 30, 2003 and 2002 the Company charged inventory of $0 and $30,559, respectively as scrap and inventory write off.

(h) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

(i) IMPAIRMENT OF LONG LIVED ASSETS

The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

(J) ADVERTISING

The Company follows the policy of charging the cost of advertising to expenses as incurred. For the years ended September 30, 2003 and 2002, advertising costs were not material to the statement of income.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) RESEARCH AND DEVELOPMENT COSTS

The Company accounts for research and development cost in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No 2 ("SFAS 2"), "Accounting for Research and Development Costs". Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Total research and development costs charged to income were $108,551 and $71,345 for the years ended September 30, 2003 and 2002, respectively.

(l) INCOME TAXES

The Company has elected to be treated as a partnership for federal income tax purposes. A partnership is a not a tax paying entity for federal income tax purposes. Accordingly, no federal income tax expense has been recorded in the financial statements. All income or losses will be reported on the individual members' income tax returns. The Company is however liable for state income taxes.

Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting FOR INCOME TAXES". Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. The Company's temporary differences were deemed to be immaterial.

(m) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Actual results could differ from those estimates.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has no items of comprehensive income to report.

(o) DERIVATIVE FINANCIAL INSTRUMENTS

On October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instrument and Hedging Activities," as amended ("SFAS No. 133"), which requires that all derivative instruments be recognized in the financial statements at fair value. The adoption of SFAS No 133 did not have a significant impact on the results of operations, financial position or cash flows during the years ended September 30, 2003 and 2002.

The Company uses derivative financial instruments for trading purposes also. Credit risk related to the derivative financial instrument is managed by periodic settlements. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in accumulated other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge.

(p) NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.

The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations as the Company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In April 2003, the FASB issued Statement No.149, " Amendment of Statement of 133 on Derivative Instruments and Hedging Activities ", which amends Statement 133, Accounting for Derivative Instruments and Hedging Activities. The statement clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivative) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires that an issuer classify certain financial statements as a liability because that financial instrument embodies an obligation of the issuer. The remaining provisions of FAS 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of this statement did not have a material impact on the Company's financial position.

(q) RECLASSIFICATIONS

Certain September 30, 2002 amounts have been reclassified to conform to the September 30, 2003 presentations.

NOTE 2 ACQUISITION AND CAPITAL RESTRUCTURE

On December 27, 2001, the Company acquired the 100% of the partnership interest in Marketing Worldwide Limited.

The aggregate purchase price was $62,558, representing membership interest in the Company. The value of membership interest issued was determined based on the fair market value of assets acquired and liabilities assumed which did not differ materially from the historical cost. The Company did not recognize goodwill or any intangible assets in connection with this transaction.

The following table summarized the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

         Current assets                                         $ 1,213,723
         Property, plant & equipment                                 13,829
         Other assets                                                 5,688
                                                                -----------
             TOTAL ASSETS ACQUIRED                                1,233,240
                                                                -----------

         Current Liabilities                                      1,055,682
         Long term debt                                             115,000
                                                                -----------
             TOTAL LIABILITIES ASSUMED                            1,170,682
                                                                -----------

             NET ASSETS ACQUIRED                                $    62,558
             -------------------                                ===========

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 2 ACQUISITION AND CAPITAL RESTRUCTURE (CONTINUED)

The following are the results of operations for the period from October 1, 2001 to December 27, 2001, (date of acquisition) included in the statement of income presented hereof:

              Net sales                                             $   979,470
              Cost of sales and operating expenses                      899,782
              Depreciation                                                3,806
                                                                    -----------

              NET INCOME                                             $   75,882
                                                                     ==========


NOTE 3 PROPERTY AND EQUIPMENT

At September 30, property and equipment consists of the following:

                                                        2003              2002
                                                        ----              ----

              Tools                                $ 166,134         $  35,923
              Office equipments                       54,243            21,664
              Automobiles                             44,968            44,968
              Furniture and fixtures                  12,557             7,233
                                                    --------         ---------
                                                     277,902           109,788

              Less: accumulated depreciation          51,389            14,361
                                                    --------         ---------

              TOTAL                                $ 226,513         $  95,427
              ------                               =========         =========


NOTE 4 OTHER CURRENT LIABILITIES

As of September 30, 2003 and 2002 other current liabilities consists of the following:

                                                   2003              2002
                                                   ----              ----

         Salaries and bonus payables          $ 386,806         $ 133,681

         Accrued expenses                        31,542                --

         Corporate state income taxes payable     6,000             4,090

         Credit cards payable                     4,289             9,283
                                              ---------         ---------

         Totals                               $ 428,637         $ 147,054
                                              =========         =========

Salaries and bonus payables are related to the payroll, bonuses and payroll taxes accruals for the year ends.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has following transactions with the members of the Company:

(a) The Company has 6% interest bearing provisionary note payable to two members of the Company, which are due on September 30, 2004. At September 30, 2003 and 2002, the related party note payable outstanding balance was $ 215,533 and $265,533, respectively. For the years ended September 30, 2003 and 2002, no related party interest has been charged to operations as the same has been waived.


NOTE 6 NOTES PAYABLE AND CAPITAL LEASES

                                                                         2003                       2002
                                                                         ----                       ----
(a) The Company has a credit facility with a bank with a maximum borrowing limit of $500,000 expiring on April 30, 2004.
    Interest on advances is charged at bank prime rate plus 1
    percent. Borrowings under the agreement are collateralized by substantially all the Company's assets and personal guarantees
    of the two members.                                               $ 300,000                  $      --

(b) The Company has 11.50% interest bearing note payable to an
    overseas Company maturing on January 1, 2005.                     $ 130,000                  $ 130,000

(c) The Company has the leases of two automobiles under capital leases expiring in April 2004 and February 2007. The assets and liabilities under capital leases are recorded at the lower of the present nature of the minimum lease payment of the fair value of the assets. The assets are depreciated once the lower of their related lease terms or their estimated productions lines. The capitalized cost of $ 44,968 less accumulated depreciation of $ 15,738 and $ 6,745 at September 30, 2003 and
    2002, respectively, is included in property and equipment in the accompanying financial statement. $ 19,692 $ 32,398

    Total notes payable and capital leases                               449,692                    162,398

    Less: current maturities                                             309,508                     12,706
                                                                      ----------                 ----------

    Notes payable and capital leases after one year                   $  140,184                 $  149,692
                                                                      ==========                 ==========


                                                           F-14

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 6 NOTES PAYABLE AND CAPITAL LEASES (CONTINUED)

Payments for notes payable and capital leases for next five year ending September 30, are as follows:

                              TWELVE MONTHS ENDING

             2004                                          $ 310,877
             2005                                            134,748
             2006                                              4,746
             2007                                              1,978
             2008
                                                           ---------
                                                             452,349
         Less: interest on capital leases                      2,657
                                                           ---------

             TOTAL                                         $ 449,692
             -----                                         =========


NOTE 7 OTHER INCOME

For the years ended September 30, 2003 and 2002 other income consists of the following:

                                                         2003          2002
                                                         ----          ----

         Net gains on foreign currency contracts     $ 56,514      $ 33,241

         Miscellaneous income                           8,079        10,592

         Interest income                                2,553           533
                                                     --------      --------

         Totals                                      $ 67,146      $ 44,366
                                                     ========      ========

Miscellaneous income includes the credits from vendors for various immaterial services rendered and other receipts.


NOTE 8 PROVISION FOR INCOME TAXES

         At September 30, provision for income taxes consists of the following:

                                              2003            2002
                                              ----            ----

                  State income taxes        $ 8,000         $ 4,090

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 9 ECONOMIC DEPENDENCY

During the year ended September 30, 2003 approximately, $7,623,130 (95%) of total 2003 revenues were derived from and $ 647,041 (95%) of the total accounts receivable at 2003 were due from three customers.

During the year ended September 30, 2002 approximately, $3,855,294 (89%) of total 2002 revenues were derived from and $ 357,324 (91%) of the total accounts receivable at 2002 were due from two customers.

During the year ended September 30, 2003 approximately, $4,279,172 (79%) of total 2003 purchases were made from and $ 230,070 (49%) of the total accounts payable at 2003 were due to two suppliers.

During the year ended September 30, 2002 approximately, $2,955,327 (87%) of total 2002 purchases were made from and $ 676,402 (93%) of the total accounts payable at 2002 were due to two suppliers.

NOTE 10 COMMITMENTS AND CONTINGENCIES

(a) The Company is obligated under two operating leases for its offices and warehouse in Michigan expiring on June 31, 2004 and July 31, 2004. During the years ended September 30, 2003 and 2002 the Company incurred rent expense of $80,606 and $61,425 respectively.

The Company is obligated to pay certain real estate taxes and other expenses under lease terms The future minimum rental payments under these leases consists of the following:

                              TWELVE MONTHS ENDING
                              --------------------

                           SEPTEMBER 2004   $ 78,475


NOTE 11 ACQUISITION AND CAPITAL RESTRUCTURE

On October 1, 2003, the Company entered into a Purchase Agreement ("Agreement") with Marketing Worldwide Corporation ("MWW") an inactive privately-held shell corporation with no significant assets or operations. In accordance with SFAS No. 141, the Company was the acquiring entity. While the transaction is accounted for using the purchase method of accounting, in substance the Agreement is a recapitalization of the Company's capital structure

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 11 ACQUISITION AND CAPITAL RESTRUCTURE (CONTINUED)

For accounting purposes, the Company has accounted for the transaction as a reverse acquisition and the Company shall be the surviving entity. The total purchase price and carrying value of net assets acquired was $ 2,083,205. From its inception on July 21, 2003 until the date of the Agreement, MWW had no operations and no material assets. The Company did not recognize goodwill or any intangible assets in connection with the transaction.

Effective with the Agreement, all previously outstanding member interests owned by the Company's members were exchanged for an aggregate of 9,600,000 shares of MWW common stock. The value of the stock that was issued was the historical cost of the MWW's net tangible assets, which did not differ materially from their fair value.

The accompanying financial statements present the historical financial condition, results of operations and cash flows of the Company prior to the merger with MWW.

NOTE 12 DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically uses foreign exchange contracts for trading purposes. The sole foreign currency exchange contract as of September 30, 2003 does not meet the criteria set forth in SFAS No. 133 for hedge accounting and have been accounted for on a mark-to-market basis. As of September 30, 2003, the mark-to-market adjustment for the foreign currency contract amounted to $15,819 is included in other income.

As of September 30, 2003 and 2002, the Company had the $200,000 and $0, respectively, U.S. equivalent of commitments to purchase a foreign currency.

The Company's short term foreign currency contracts subject the Company to risk due to foreign exchange rate fluctuations, because gains and losses on these instruments may have significant impact on the results of operations.

                             MARKETING WORLDWIDE LLC
                          Notes to Financial Statements
                           September 30, 2003 and 2002

NOTE 13 CORRECTION OF ERROR

On September 23, 2004, the Company realized that it has not recorded the unrealized gains on the foreign currency contracts in the financial statements for the year ended September 30, 2003. Accordingly, the 2003 financial statements have been restated to correct the error

The following table of summarized balance sheet of the Company as of September 30, 2003 and summarized statement of income for the year then ended, and reconciles prior reported amounts to the restated amounts:


                                              AS REPORTED     ADJUSTMENT      AS RESTATED
                                              -----------     ----------      -----------
Summarized balance sheet
Total current assets                          $1,832,185      $   15,819      $1,848,004
Total other  assets                              235,201              --         235,201
                                              ----------      ----------      ----------
Total assets                                   2,067,386          15,819       2,083,205

Total current liabilities                      1,424,632              --       1,424,632
Total long-term liabilities                      140,184              --         140,184
Members' capital                                 502,570          15,819         518,389
                                              ----------      ----------      ----------
Total liabilities and members' capital         2,067,386          15,819       2,083,205

Summarized statement of income

Net Sales                                     $7,982,697      $       --      $7,982,697
Cost of sales                                  5,698,876              --       5,698,876
Operating expenses                             2,001,234              --       2,001,234
Other income                                      51,327          15,819          67,416
Income before provision for income taxes         333,914          15,819         349,733
Net income                                    $  325,914      $       --      $  341,733
                                              ==========      ==========      ==========


                                          F-18

              CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE
                  THREE MONTHS ENDED DECEMBER 31, 2003 AND 2002


Condensed Consolidated Balance Sheet:
December 31, 2003 (unaudited)

Condensed Consolidated Statements of Operations (unaudited):
Three Months Ended December 31, 2003 and 2002

Condensed Consolidated Statements of Stockholders Equity (unaudited):
Three Months Ended December 31, 2003

Condensed Consolidated Statements of Cash Flows (unaudited):
Three Months Ended December 31, 2003 and 2002

Notes to Condensed Consolidated Financial Statements (unaudited):
December 31, 2003

                         MARKETING WORLDWIDE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                   (Unaudited)
                                  December 31,
                                      2003
                                      ----

ASSETS


Current assets:
Cash and cash equivalents                                            $  162,692
Accounts receivable, net                                                714,100
Inventories                                                             847,432
Other current assets                                                     12,634

                                                                     -----------
TOTAL CURRENT ASSETS                                                  1,736,858

Property, plant and equipment, net                                      226,611
Other assets, net                                                         8,688

                                                                     -----------
     Totals                                                          $1,972,157
                                                                     ===========

LIABILITIES STOCKHOLDERS EQUITY
Current liabilities:
Notes payable and capital leases - current portion                   $  308,213
Accounts payable                                                        428,624
Notes payable - related parties                                         310,533
Other current liabilities                                               224,482

                                                                     -----------
TOTAL CURRENT LIABILITIES                                             1,271,852
                                                                     -----------

Notes payable and capital leases - long term portion                    139,238

                                                                     -----------
TOTAL LIABILITIES                                                     1,411,090
                                                                     -----------

Stockholders equity:
Preferred stock - $0.001 par value, 10,000,000 shares authorized:
     shares issued and outstanding - 0                                       --
Common stock - $0.001 per value, 100,000,000 shares authorized:
     10,004,000 shares issued and outstanding at December 31, 2003       10,004
Additional paid-in capital                                              418,585

Retained earnings                                                       132,478

                                                                     -----------
TOTAL STOCKHOLDERS EQUITY                                               561,067
                                                                     -----------
     Totals                                                          $1,972,157
                                                                     ===========


             See accompanying footnotes to the unaudited condensed
                       consolidated financial statements

                         MARKETING WORLDWIDE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                      Three Months Ended
                                                          December 31,
                                                --------------------------------
                                                    2003                2002
                                                -------------      -------------
Sales                                           $  2,076,274       $  2,194,038

Cost of sales                                      1,432,835          1,616,275

                                                -------------      -------------
Gross profit                                         643,439            577,763

Operating Expenses
Selling, general and administrative expenses         426,068            679,643

                                                -------------      -------------
     Total operating expenses                        426,068            679,643

Income (loss) from operations                        217,371           (101,880)

Interest expense (income)                              9,148             10,661

Other expense (income)                                  (655)           (44,974)

                                                -------------      -------------
Income (loss) before income taxes                    208,878            (67,567)

Provision for (benefit from) income taxes             76,400             (2,700)

                                                -------------      -------------
Net Income (Loss)                               $    132,478       $    (64,867)
                                                =============      =============

Income per share
   Basic                                        $       0.02       $      (0.01)
                                                =============      =============
   Diluted                                      $       0.02       $      (0.01)
                                                =============      =============

Weighted average common share outstanding
   Basic                                           6,669,333         10,004,000
                                                =============      =============
   Diluted                                         7,586,000         10,004,000
                                                =============      =============


             See accompanying footnotes to the unaudited condensed
                       consolidated financial statements

                                                   MARKETING WORLDWIDE CORPORATION
                                      CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                             (UNAUDITED)


                                             Preferred                Common     Additional                                Total
                                   Preferred   Stock      Common      Stock       Paid-in     Retained     Members'    Stockholders'
                                    Shares    Amount      Shares      Amount      Capital     Earnings     Capital        Equity
                                   -------------------------------------------------------------------------------------------------
Balance at September 30, 2003           -   $    --           --   $       --   $       --   $       --   $  518,389    $  518,389

Shares issued for cash and shares of                                                                                            --
   another entity                       -        --      400,000          400        3,800           --           --         4,200

Amount reclassed to notes payable                                                                                               --
    - related parties                   -        --           --           --           --           --     (100,000)     (100,000)

Shares issued in connection with                                                                                                --
   acquisition of Marketing Worldwide                                                                                           --
   LLC valued at $0.04 per share        -        --    9,600,000        9,600      408,789           --     (418,389)           --

Shares issued for cash valued                                                                                                   --
   at $1.50 per share                   -        --        4,000            4        5,996           --           --         6,000

Net income                              -        --           --           --           --      132,478           --       132,478
                                   -------------------------------------------------------------------------------------------------
Balance at December 31, 2003            -     $  --   10,004,000     $ 10,004    $ 418,585   $ 132,478    $       --  $   561,067
                                   =================================================================================================

                                        See accompanying footnotes to the unaudited condensed
                                                  consolidated financial statements

                                                                F-22

                         MARKETING WORLDWIDE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                           Three Months Ended
                                                              December 31,
                                                           2003          2002
Cash flows from operating activities:

                                                        ----------    ----------
Net cash (used in) provided by operating activities       (54,863)       65,811
                                                        ----------    ----------

                                                        ----------    ----------
Net cash used in investing activities                     (10,221)       (1,971)
                                                        ----------    ----------

                                                        ----------    ----------
Net cash provided by financing activities                   2,959         4,449
                                                        ----------    ----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (62,125)       68,289

Cash and cash equivalents at the beginning of period      224,817       138,554

                                                        ----------    ----------
Cash and cash equivalents at the end of period          $ 162,692     $ 206,843
                                                        ==========    ==========

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Membership interest converted to notes
     payable to related parties                         $ 100,000     $      --
                                                        ==========    ==========

Supplemental Disclosures of Cash Flow Information:
Interest paid in cash                                   $   9,364     $  11,502
                                                        ==========    ==========
Taxes paid in cash                                      $      --     $      --
                                                        ==========    ==========


             See accompanying footnotes to the unaudited condensed
                        consolidated financial statements

                         MARKETING WORLDWIDE CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of SEC Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Accordingly, the results from operations for the three-month period ended December 31, 2003 are not necessarily indicative of the results that may be expected for the year ended September 30, 2004. The unaudited consolidated financial statements should be read in conjunction with the September 30, 2003 financial statements and footnotes thereto included in the Company's SEC Form 10-SB, as amended.

BASIS OF PRESENTATION

Marketing Worldwide Corporation (the "Company", "Registrant" or "MWW"), is incorporated under the laws of the State of Delaware. The Company is engaged, through its wholly-owned subsidiary, Marketing Worldwide LLC ("MWWLLC"), in the design, import and distribution of automotive accessories for motor vehicles in the automotive aftermarket industry. The consolidated financial statements include the accounts of the Registrant and its wholly-owned subsidiary, marketing Worldwide LLC. All significant inter-company transactions and balances have been eliminated in consolidation.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary charge to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the quarter ended September 30, 2003. The Company has no awards of stock-based employee compensation outstanding at December 31, 2003 and 2002.

                         MARKETING WORLDWIDE CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                                   (UNAUDITED)

INCOME TAXES

The Company's predecessor, MWWLLC had chosen to be treated as a partnership for federal income tax purposes (See Note B). A partnership is a not a tax paying entity for federal income tax purposes. Accordingly, no federal income tax expense has been recorded in the unaudited financial statements. All income or losses were reported on the individual members' income tax returns. The Company is however liable for state income taxes.

The Company provides for income taxes based on pre-tax earnings reported in the financial statements. Certain items such as depreciation are recognized for tax purposes in periods other than the period they are reported in the financial statements. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)." Under SFAS 109, deferred taxes are determined using the liability method which requires the recognition of deferred tax assets and liability based on differences between the financial statement and the income tax basis using presently enacted tax rates.

The income tax rate utilized on an interim basis is based on the Company's estimate of the effective income tax rate for the fiscal year ending September 30, 2004. Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. The Company's temporary differences were deemed to be immaterial.

The income tax provision reported in the unaudited statement of income for the three months ended December 31, 2003 is based on the then effective tax status of the Company for income tax purposes. Accordingly, the tax provision reported for the three months ended December 31, 2003 is not comparable to December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENTS

On December 17, 2003, the SEC staff released Staff Accounting Bulletin (SAB) No.104, REVENUE RECOGNITION. The staff updated and revised the existing revenue recognition in Topic 13, REVENUE RECOGNITION, to make its interpretive guidance consistent with current accounting guidance, principally EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Also, SAB 104 incorporates portions of the REVENUE RECOGNITION IN FINANCIAL STATEMENTS - FREQUENTLY ASKED QUESTIONS AND ANSWERS document that the SEC staff considered relevant and rescinds the remainder. The company's revenue recognition policies are consistent with this guidance; therefore, this guidance did not have an immediate impact on the company's financial statements.

NOTE B - ACQUISITION AND CAPITAL RESTRUCTURE

In October , 2003, the MWWLLC entered into a Purchase Agreement ("Agreement") with the Company an inactive privately-held corporation with no significant assets or operations. In accordance with SFAS No. 141, the MWWLLC was the acquiring entity. While the transaction is accounted for using the purchase method of accounting, in substance the Agreement is a recapitalization of the MWWLLC's capital structure.

For accounting purposes, MWWLLC has accounted for the transaction as a reverse acquisition and MWWLLC shall be the surviving entity. MWWLLC did not recognize goodwill or any intangible assets in connection with the transaction.

Effective with the Agreement, all previously outstanding membership interests owned by MWWLLC's members were exchanged for an aggregate of 9,600,000 shares of the Company's common stock . The value of the stock that was issued was the historical cost of the Company's net tangible assets, which did not differ materially from their fair value.

Effective with the Agreement, MWWLLC became a wholly-owned subsidiary of the Company.

The accompanying financial statements present the historical financial condition, results of operations and cash flows of MWWLLC prior to the merger with the Company.

                         MARKETING WORLDWIDE CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
                                   (UNAUDITED)

NOTE C - CAPITAL STOCK

The Company is authorized to issue 110,000,000 shares of which stock 100,000,000 shares of par value of $.001 each shall be common stock and of which 10,000,000 shares of par value of $.001 each shall be preferred stock. As of December 31, 2003, the Company has issued and outstanding 10,004,000 shares of common stock. As of December 31, 2003, the Company has no issued and outstanding shares of preferred stock.

In July 2003, the Company issued 400,000 shares of its $.001 par value common stock to in exchange for $4,200 cash and 100,000 shares of common stock of F10 Oil & Gas Properties, Inc. The shares of F10 Oil & Gas Properties, Inc. were valued at $1, which approximates the fair value of the common stock.

In October 2003, the Company issued 9,600,000 shares of its $.001 par value common stock in connection with restructure of the Company acquisition of 100% of the membership interests in Marketing Worldwide LLC, a Michigan limited liability company. (See note B)

In October 2003, the Company issued 4,000 shares of its $.001 par value common stock and a Common Stock Purchase Warrant to acquire up to 1,000,000 shares of its $.001 par value common stock in exchange for $6,000. The Warrant allows the holder to exercise $.50 per share any time at before December 31, 2008.


NOTE D - STOCK OPTIONS AND WARRANTS

The following table summarizes the changes in options and warrants outstanding and the related prices for the shares of the Company's common stock at December 31, 2003:

                 Options and warrants outstanding                         Options and warrants excersiable
              ----------------------------------------                 ----------------------------------------
                                        Weighted
                                        Average           Weighted                             Weighted
                                       Remaining          Average                              Average
Exercise            Number            Contractual         Exercise           Number            Exercise
Price             Outstanding         Life (Years)         Price           Exercisable          Price
-----             -----------         ------------         -----           -----------          -----
$    0.50           1,000,000.00           4.51           $   0.50        1,000,000.00         $  0.50

$    1.00             250,000.00           4.51               1.00          250,000.00            1.00
              -------------------- ------------------- --------------- -------------------- -------------------
                    1,250,000.00           4.51           $   0.60        1,250,000.00         $  0.60
              ==================== =================== =============== ==================== ===================

Transactions involving options issued to non-employees are summarized as follows:

                                                                  Weighted
                                                                   Average
                                                                  Price per
                                             Number of shares       Share
                                             ----------------       -----

         Outstanding at October 1, 2003          250,000.00       $   1.00

         Granted                               1,000,000.00           0.50

         Exercised                                     -              -

         Canceled or expired                           -              -

                                             ---------------- -------------
         Outstanding at December 31, 2003      1,250,000.00       $   0.60
                                             ================ =============

                                    PART III

ITEM 1. INDEX TO EXHIBITS

ITEM 2. DESCRIPTION OF EXHIBITS

DESCRIPTION OF EXHIBITS

NUMBER           DESCRIPTION
------           -----------

(3)(i)           Certificate of Incorporation *
(3)(ii)          Bylaws *
(4)(1)           Form of Common Stock Certificate *
(4)(2)           Common Stock Purchase Warrant with Wendover Investments
                   Limited *
(4)(3)           Stock Option Agreement with Richard O. Weed  *
(10)(1)          Consulting Agreement with Rainer Poertner
(10)(2)          Fee Agreement with Weed & Co. LLP *
(10)(3)          Purchase Agreement MWW and MWWLLC *
(10)(4)          Amendment to Purchase Agreement between MWW and MWWLLC **
(10)(5)          Employment Agreement with CEO Michael Winzkowski **
(10)(6)          Employment Agreement with COO/CFO James Marvin **
(10)(7)          Loan Agreement with KeyBank N.A. ***
(10)(8)          Amendment to Consulting Agreement with Rainer Poertner ***
(10)(9)          Employment Agreement with Greg Green
(10)(10)         Real Property Lease Agreement for 11224 Lemen Road,
                   Suite A ****
(10)(11)         Real Property Lease Agreement for 11236 Lemen Road ****
(10)(12)         Supplier and Warranty Agreement ****
(21)             Subsidiaries of Registrant *


* Previously filed as an exhibit (February 11, 2004, Form 10-SB, Accession No. 0001019687-04-00279)
** Previously filed as an exhibit (August 10, 2004, Form 10-SB/A No. 1, Accession No. 0001019687-04-001719)
*** Previously filed as an exhibit (November 10, 2004, Form 10-SB/A No. 2, Accession No. 0001019687-04-002436)
***** Previously filed as an exhibit (January 31, 2005, Form 10-KSB, Accession No. 0001019687-05-000207)

                                   SIGNATURES

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MARKETING WORLDWIDE CORPORATION


                                    Date: September 21, 2005

                                    BY: /S/ MICHAEL WINZKOWSKI
                                    --------------------------
                                    NAME: MICHAEL WINZKOWSKI
                                    TITLE: DIRECTOR, PRESIDENT AND SECRETARY

                                    Date: September 21, 2005

                                    BY: /S/ JAMES C. MARVIN
                                    -----------------------
                                    NAME: JAMES C. MARVIN
                                    TITLE: DIRECTOR & CHIEF FINANCIAL OFFICER


                                       31